Exhibit 2.1

REORGANIZATION

AND

PURCHASE AND SALE AGREEMENT

BY AND AMONG

WHEATLAND OIL INC.,

AS SELLER,

CONTINENTAL RESOURCES, INC.,

AS PURCHASER,

AND

THE SELLER SHAREHOLDERS

EXECUTION DATE: MARCH 27, 2012

-i-

-ii-

-iii-

APPENDICES:

Appendix A	-	Definitions

LIST OF OMITTED EXHIBITS AND SCHEDULES*

EXHIBITS:

Exhibit A-1	-	Leases
Exhibits A-2 and A-2A		Wells
Exhibit A-3	-	Gathering Systems
Exhibit A-4	-	Surface Interests
Exhibit B	-	Form of Conveyance
Exhibit C	-	Form of Registration Rights Agreement
Exhibit D	-	Form of Letter-in-lieu

SCHEDULES:

Schedule 3.3	-	Allocated Values
Schedule 4.1	-	Seller Knowledge Individuals
Schedule 4.6	-	Seller Shareholder Ownership Percentage
Schedule 4.9	-	Litigation
Schedule 4.10	-	Taxes
Schedule 4.11	-	Capital Commitments
Schedule 4.13	-	Contracts
Schedule 4.14	-	Payments for Production
Schedule 4.15	-	Imbalances
Schedule 4.16	-	Consents and Preferential Rights to Purchase
Schedule 4.19	-	Payments
Schedule 5.1	-	Seller Shareholder Knowledge Individuals
Schedule 6.1	-	Purchaser Knowledge Individuals
Schedule 7.4	-	Operations

*Continental Resources, Inc. has omitted exhibits and schedules in accordance with Regulation S-K 601(b)(2). Continental Resources, Inc. will furnish the omitted exhibits and schedules to the Securities and Exchange Commission upon request.

-iv-

REORGANIZATION AND

PURCHASE AND SALE AGREEMENT

This Reorganization and Purchase and Sale Agreement (as may be amended, restated, supplemented or otherwise modified from time to time, this “Agreement”) is dated as of March 27, 2012, (the “Execution Date”), by and among Wheatland Oil Inc., an Oklahoma corporation (“Seller”), Continental Resources, Inc., an Oklahoma corporation (“Purchaser”), and each shareholder of Seller listed on the signature pages hereof under the heading “Seller Shareholders.” Seller, Purchaser and the Seller Shareholders are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS:

A. Seller owns certain interests in oil and gas properties, rights and related assets that are defined and described herein as the “Assets”, and the Assets represent substantially all of the assets of Seller.

B. Seller desires to transfer the Assets to Purchaser in exchange for Purchaser Common Stock and Purchaser desires to acquire the Assets from Seller solely in exchange for Purchaser Common Stock in a transaction intended to qualify as a tax-free reorganization under Section 368(a)(1)(C) of the Code, in the manner and upon the terms and conditions hereafter set forth.

NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound by the terms hereof, agree as follows:

ARTICLE 1.

DEFINITIONS AND INTERPRETATION

Section 1.1 Defined Terms. In addition to the terms defined in the introductory paragraph and the Recitals of this Agreement, for purposes hereof, the capitalized terms used herein and not otherwise defined shall have the meanings set forth in Appendix A.

Section 1.2 References and Rules of Construction. All references in this Agreement to Exhibits, Schedules, Appendices, Articles, Sections, subsections, clauses and other subdivisions refer to the corresponding Exhibits, Schedules, Appendices, Articles, Sections, subsections, clauses and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Exhibits, Schedules, Appendices, Articles, Sections, subsections, clauses and other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement and shall be disregarded in construing the language hereof. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular Article, Section, subsection, clause or other subdivision unless expressly so limited. The words “this Article,” “this Section,” “this subsection,” “this clause,” and words of similar import, refer only to the Article, Section, subsection and clause hereof in which such words occur. The word “including”

(in its various forms) means including without limitation. All references to “$” or “dollars” shall be deemed references to U.S. Dollars. Each accounting term not defined herein will have the meaning given to it under GAAP as interpreted as of the Execution Date. Unless expressly provided to the contrary, the word “or” is not exclusive. Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires. Appendices, Exhibits and Schedules referred to herein are attached to and by this reference incorporated herein for all purposes. Reference herein to any federal, state, local or foreign Law shall be deemed to also refer to all rules and regulations promulgated thereunder, unless the context requires otherwise, and shall also be deemed to refer to such Laws as in effect as of the Execution Date or as hereafter amended.

ARTICLE 2.

PURCHASE AND SALE

Section 2.1 Purchase and Sale. At the Closing, upon the terms and subject to the conditions of this Agreement, Seller agrees to sell, transfer and convey the Assets to Purchaser and Purchaser agrees to purchase, accept and pay for the Assets in Purchaser Common Stock and to assume the Assumed Purchaser Obligations.

Section 2.2 Assets. As used herein, the term “Assets” means, subject to the terms and conditions of this Agreement, all of Seller’s right, title and interest in and to the following (regardless of inadvertent omission, error in description, incorrect spelling or recording reference or error in transcription):

(a) The oil and gas leases, oil, gas and mineral leases, subleases and other leaseholds, royalties, overriding royalties, net profits interests, mineral fee interests, carried interests and other rights to Hydrocarbons in place that are identified on Exhibit A-1 (collectively, the “Leases”);

(b) All pooled, communitized or unitized acreage which includes all or a part of any Lease (collectively, the “Units”), and all tenements, hereditaments and appurtenances belonging to the Leases and the Units;

(c) All oil, gas, water, saltwater, carbon dioxide, disposal and injection (saltwater or otherwise) wells located on, or used or held for use in connection with the operation of, the Leases or the Units, whether producing, shut-in or temporarily abandoned, and in the case of saltwater injection, whether or not located on the Leases or the Units, including the interests in the wells shown on Exhibit A-2 and Exhibit A-2A; but excluding all shut-in or temporarily abandoned wells with respect to which Seller has been notified by the operator (except Purchaser) that such wells are scheduled to be or are required by Law to be plugged and abandoned as of the Closing Time (subject to such exclusions, collectively, the “Wells”);

(d) All flowlines, pipelines, gathering systems and appurtenances thereto located on the Leases or the Units or used or held for use in connection with the operation of the Wells, including those identified on Exhibit A-3 (the “Gathering Systems”; and together with the Leases, the Units and the Wells, the “Properties”);

(e) All contracts, agreements and instruments to the extent applicable to the Properties or the production of Hydrocarbons from the Properties, including operating agreements, unitization, pooling and communitization agreements, declarations and orders, area of mutual interest agreements, joint venture agreements, farmin and farmout agreements, participation agreements, exchange agreements, transportation agreements, agreements for the sale and purchase of Hydrocarbons and processing agreements (the “Contracts”);

(f) All rights and privileges with respect to the use and occupancy of the surface of, or related to the ownership and operation of or convenient to the possession and enjoyment of, the Properties, including surface fee interests, surface use agreements, easements, permits, licenses, servitudes, rights-of-way, surface leases and other surface rights appurtenant to, and used or held for use in connection with, the Properties, including those interests set forth on Exhibit A-4;

(g) All equipment, machinery, tools, fixtures and other tangible personal property and improvements located on the Properties or used or held for use in connection with the operation of the Properties or the production of Hydrocarbons from the Properties (the “Equipment”);

(h) All Hydrocarbons produced from or attributable to the Leases, the Units or the Wells at and after the Effective Time and all products and proceeds attributable thereto;

(i) All geophysical and other seismic data, and other technical data and information, relating to the Properties;

(j) All (i) trade credits, accounts receivable, notes receivable, take-or-pay amounts receivable and other receivables and general intangibles, attributable to the other Assets (i.e., those items described in the other subsections of this Section 2.2) with respect to periods of time from and after the Effective Time, (ii) liens and security interests in favor of Seller, whether choate or inchoate, under any law or contract, to the extent arising from, or relating to, the ownership, operation, or sale or other disposition on or after the Effective Time of any of the other Assets (i.e., those items described in the other subsections of this Section 2.2), and (iii) any claim of indemnity, contribution or reimbursement relating to the Assumed Purchaser Obligations;

(k) All rights to audit the records of any Person and to receive refunds or payments of any nature, and all amounts of money, relating thereto, in each case, to the extent arising from, or relating to, the ownership, operation, or sale or other disposition on or after the Effective Time of the other Assets (i.e., those items described in the other subsections of this Section 2.2);

(l) All intangible rights, inchoate rights, transferable rights under warranties made by prior owners, manufacturers, vendors and Third Parties, and rights accruing under applicable statute of limitation or prescription, to the extent related to or attributable to the Assets;

(m) All claims, rights, demands, complaints, causes of action, suits, actions, judgments, damages, awards, fines, penalties, recoveries, settlements, appeals, duties, obligations, liabilities, losses, debts, costs and expenses (including court costs, expert witness fees and reasonable attorneys’ fees) in favor of Seller arising from acts, omissions or events, or damage to or destruction of the Properties occurring from and after the Effective Time (excluding items related to obligations comprising Retained Seller Obligations or which relate to matters for which Seller is otherwise required to provide indemnification to Purchaser hereunder); and

(n) The Records.

Section 2.3 Excluded Assets. The Assets shall not include, and there is excepted, reserved and excluded from the Transactions, the Excluded Assets.

Section 2.4 Assumed Liabilities. Subject to the terms and conditions set forth in this Agreement, effective upon the occurrence of the Closing, Purchaser shall assume and hereby agrees to fulfill, perform, pay and discharge (or cause to be timely fulfilled, performed, paid or discharged) all of the Assumed Purchaser Obligations.

Section 2.5 Excluded Liabilities. Notwithstanding Section 2.4, Purchaser shall not assume any liabilities of Seller other than the Assumed Purchaser Obligations (including, for purposes of certainty, any income, capital gains or franchise Tax liabilities of Seller or the Retained Seller Obligations).

Section 2.6 Effective Time; Proration of Costs and Revenues.

(a) Subject to the other terms and conditions of this Agreement, possession of the Assets shall be transferred from Seller to Purchaser at the Closing, but certain financial benefits and burdens of the Assets shall be transferred effective as of 7:00 a.m., Central Time, on January 1, 2012 (the “Effective Time”), as described below.

(b) Purchaser shall be entitled to all production of Hydrocarbons from or attributable to the Leases, the Units or the Wells at and after the Effective Time (and all products and proceeds attributable thereto, including funds held in suspense accounts), and to all other income, proceeds, receipts and credits earned with respect to the Assets at or after the Effective Time, and shall be responsible for (and entitled to any refunds with respect to) all Property Costs incurred at and after the Effective Time.

(c) Seller shall be entitled to all production of Hydrocarbons from or attributable to the Leases, the Units or the Wells prior to the Effective Time (and all products and proceeds attributable thereto, including funds held in suspense accounts), and to all other income, proceeds, receipts and credits earned with respect to the Assets prior to the Effective Time, and shall be responsible for (and entitled to any refunds with respect to) all Property Costs incurred prior to the Effective Time.

(d) Should Purchaser receive after Closing any proceeds or other income to which Seller is entitled under Section 2.6(c), Purchaser shall fully disclose, account for and remit the same to Seller as part of the final calculation of the Adjusted Purchase Price under Section

9.4(b). If, after Closing, Seller receives any proceeds or other income with respect to the Assets to which Seller is not entitled pursuant to Section 2.6(c), Seller shall fully disclose, account for and remit the same to Purchaser as part of the final calculation of the Adjusted Purchase Price under Section 9.4(b).

(e) Should Purchaser pay after Closing any Property Costs for which Seller is responsible under Section 2.6(c), Seller shall reimburse Purchaser for such Property Costs as part of the final calculation of the Adjusted Purchase Price pursuant to Section 9.4(b), accompanied by copies of the relevant vendor or other invoice and proof of payment. Should Seller pay after Closing any Property Costs for which Purchaser is responsible under Section 2.6(b), Purchaser shall reimburse Seller for such Property Costs as part of the final calculation of the Adjusted Purchase Price pursuant to Section 9.4(b), accompanied by copies of the relevant vendor or other invoice and proof of payment.

(f) Notwithstanding the foregoing provisions of this Section 2.6, Seller shall have no further entitlement to amounts earned from the sale of Hydrocarbons produced from or attributable to the Assets and other income earned with respect to the Assets and no further responsibility for Property Costs incurred with respect to the Assets following the final determination and payment of the Adjusted Purchase Price in accordance with Section 9.4(b).

(g) Asset Taxes, right-of-way fees, insurance premiums and other Property Costs that are paid periodically shall be prorated based on the number of days in the applicable period falling before and the number of days in the applicable period falling at or after the Effective Time, except that ad valorem, property, severance, production and similar Taxes measured by the quantity of or the value of production shall be prorated based on the number of units or value of production actually produced and sold, as applicable, before, and at or after, the Effective Time. In each case, Purchaser shall be responsible for the portion allocated to the period at and after the Effective Time and Seller shall be responsible for the portion allocated to the period before the Effective Time.

(h) The Parties acknowledge that Seller’s ownership interest in the Wells identified on Exhibit A-2A was not discovered until after the Parties agreed on the Unadjusted Purchase Price. Accordingly, notwithstanding their actual value, such Wells have been given an Allocated Value of “$0.00” on Schedule 3.3. At Closing, Purchaser shall reimburse Seller for drilling and completion costs paid by Seller on the Wells identified on Exhibit A-2A (regardless of whether such costs were paid by Seller prior to, on or following the Effective Date).

Section 2.7 Procedures.

(a) For purposes of allocating production (and all products and proceeds attributable thereto, including funds held in suspense accounts) under Section 2.6, (i) liquid Hydrocarbons shall be deemed to be “from or attributable to” the Leases, the Units or the Wells when they pass through the inlet flange of the pipeline connecting into the storage facilities into which they are run or, if there are no such storage facilities, when they pass through the LACT meters or similar meters at the point of entry into the pipelines through which they are transported from the field and (ii) gaseous Hydrocarbons shall be deemed to be “from or attributable to” the Leases, the Units or the Wells when they pass through the delivery point sales meters on the pipelines through which they are transported. Purchaser shall utilize reasonable interpolative procedures to arrive at an allocation of production when exact meter readings or gauging and strapping data is not available. Purchaser shall provide to Seller evidence of all meter readings and all gauging and strapping procedures conducted on or about the Effective Time in connection with the Assets, together with all data necessary to support any estimated allocation, for purposes of establishing the adjustment to the Unadjusted Purchase Price pursuant to Section 3.2. The terms “earned” and “incurred” shall be interpreted in accordance with GAAP and Council of Petroleum Accountants Society (“COPAS”) standards.

(b) After Closing, Purchaser shall handle all joint interest audits and other audits of Property Costs covering the period for which Seller is in whole or in part responsible under Section 2.6, provided that Purchaser shall not agree to any adjustments to previously assessed costs for which Seller is liable, or any compromise of any audit claims to which Seller would be entitled, without the prior written consent of Seller. Purchaser shall provide Seller with a copy of all applicable audit reports and written audit agreements received by Purchaser or its Affiliates and relating to periods for which Seller is partially responsible.

ARTICLE 3.

PURCHASE PRICE

Section 3.1 Purchase Price. As consideration for the conveyance of the Assets to Purchaser, at the Closing, Purchaser shall transfer to Seller the Closing Share Number of validly issued, fully paid and non-assessable shares of Purchaser Common Stock (the “Consideration”). No fractional shares of Purchaser Common Stock shall be transferred as part of the Consideration, it being agreed that, in making such transfer, a fractional share of Purchaser Common Stock shall be rounded to the nearest whole number (with a 0.5 share of Purchaser Common Stock being rounded to the next higher whole number). For purposes hereof, (a) the purchase price for the Assets will be $340,000,000 (the “Unadjusted Purchase Price”) (which will be satisfied, subject to the terms hereof, as described in the first sentence of this Section) and (b) the determination of the Adjusted Purchase Price shall be made as provided in Sections 3.2 and 9.4.

Section 3.2 Adjustments to Purchase Price. All adjustments to the Unadjusted Purchase Price shall be made (a) in accordance with the terms of this Agreement and, to the extent not inconsistent with this Agreement, in accordance with GAAP as consistently applied in the oil and gas industry, (b) without duplication (in this Agreement or otherwise) and (c) only with respect to matters identified on or before the final calculation of the Adjusted Purchase Price pursuant to Section 9.4(b). Without limiting the foregoing, the Unadjusted Purchase Price shall be adjusted as follows, with the price resulting from the adjustments to such Unadjusted Purchase Price being herein referred to as the “Adjusted Purchase Price”:

(a) The Unadjusted Purchase Price shall be adjusted upward by the following amounts (without duplication):

(i) an amount equal to all Property Costs and other costs attributable to the ownership and operation of the Assets which are incurred after the Effective Time but paid by Seller (as is consistent with Section 2.6(b) and Section 2.6(c));

(ii) an amount equal to, to the extent that such amounts have been received by Purchaser and not remitted or paid to Seller, (A) all proceeds from the production of Hydrocarbons from or attributable to the Leases, the Units or the Wells prior to the Effective Time, (B) all other income, proceeds, receipts and credits earned with respect to the Assets prior to the Effective Time and (C) any other amounts paid by Seller to which Seller is entitled pursuant to Section 2.6(c);

(iii) the amount of prepaid expenses (including pre-paid bonuses, rentals, cash calls and advances to Third Party operators for expenses not yet incurred); prepaid production Taxes, severance Taxes and other Asset Taxes; and scheduled payments paid by Seller with respect to the ownership or operation of the Assets after the Effective Time;

(iv) an amount equal to the sum of, (A) with respect to Assets operated by Purchaser, the aggregated volumes of marketable Hydrocarbons stored in stock tanks, pipelines or other storage as of the Effective Time attributable to the ownership and operation of the Assets multiplied by, (1) in the case of gaseous Hydrocarbons, $5.23 per mcf and, (2) in the case of liquid Hydrocarbons, $78.82 per bbl, such price determined after consideration of Asset Taxes, and (B) with respect to Assets not operated by Purchaser, the Non-Op Volume Amount;

(v) to the extent Seller is underproduced as of the Effective Time, the amount of the Imbalances multiplied by a price of $5.23 per mcf, such price determined after consideration of Asset Taxes;

(vi) an amount equal to the Net Benefit Amounts, if any, determined pursuant to Section 7.9(g);

(vii) an amount equal to all drilling and completion costs paid by Seller with respect to which it is entitled to reimbursement by Purchaser pursuant to Section 2.6(h); and

(viii) any other amount provided for elsewhere in this Agreement or otherwise agreed upon in writing by the Parties as an upward adjustment to the Unadjusted Purchase Price.

(b) The Unadjusted Purchase Price shall be adjusted downward by the following amounts (without duplication):

(i) an amount equal to all Property Costs and other costs attributable to the ownership and operation of the Assets which are incurred prior to the Effective Time but paid by Purchaser (as is consistent with Section 2.6(b) and Section 2.6(c)), but excluding any amounts previously reimbursed to Purchaser pursuant to Section 2.6(e);

(ii) an amount equal to, to the extent that such amounts have been received by Seller and not remitted or paid to Purchaser, (A) all proceeds from the production of Hydrocarbons from or attributable to the Leases, the Units or the Wells at and after the Effective Time, (B) all other income, proceeds, receipts and credits earned with respect to the Assets at or after the Effective Time and (C) any other amounts to which Purchaser is entitled pursuant to Section 2.6(b);

(iii) an amount equal to the Allocated Values of the Leases and the Wells, as applicable, that are part of any portion of the Assets excluded from the Transactions pursuant to Section 2.2(c), Section 7.5 or Section 7.6;

(iv) to the extent that Seller is overproduced as of the Effective Time, the amount of the Imbalances multiplied by a price of $5.23 per mcf, such price determined after consideration of Asset Taxes;

(v) an amount equal to the Net Defect Amounts, if any, determined pursuant to Section 7.9(g);

(vi) an amount equal to the value of Hydrocarbons produced from or allocable to the Properties that a Third Party may otherwise be entitled to receive out of Seller’s interest in the Properties after the Effective Time without making full payment therefor at or after the time of delivery as the result of a “take or pay,” prepayment, forward sale, production payment, deferred production, or similar arrangement in existence at any time from and after the Effective Time until the Closing Time; and

(vii) any other amount provided for elsewhere in this Agreement or otherwise agreed upon in writing by the Parties as a downward adjustment to the Unadjusted Purchase Price.

Section 3.3 Allocated Values. The “Allocated Values” for the Assets (which are provided separately for each Lease and each Well) are set forth on Schedule 3.3. The Allocated Value for an Asset is equal to the portion of the Unadjusted Purchase Price that is allocated to such Asset on Schedule 3.3. Seller has accepted such Allocated Values for purposes of this Agreement and the Transactions, but makes no representation or warranty as to the accuracy of such values.

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES OF SELLER

Section 4.1 Generally.

(a) Any representation or warranty qualified to the “knowledge of Seller” or “to Seller’s knowledge” or with any similar knowledge qualification is limited to matters within the Actual Knowledge of the individuals listed in Schedule 4.1. As used in this Agreement, the term “Actual Knowledge” means information personally known by such individual as to the matters addressed under the applicable representation and warranty.

(b) Seller represents and warrants to Purchaser, as of the Execution Date and as of the Closing Date, the matters set out in Sections 4.2 through 4.23.

Section 4.2 Existence and Qualification. Seller is a corporation, validly existing and in good standing under the Laws of the State of Oklahoma and is duly qualified, as and where required, to do business as a foreign corporation in the jurisdictions in which the Assets are located.

Section 4.3 Power. Seller has the requisite power to enter into and perform this Agreement and consummate the Transactions.

Section 4.4 Authorization and Enforceability. The execution, delivery and performance of this Agreement and all documents required to be executed and delivered by Seller at Closing, and the performance of the Transactions, have been duly and validly authorized by all necessary company action on the part of Seller. This Agreement has been duly executed and delivered by Seller (and all documents required hereunder to be executed and delivered by Seller at Closing will be duly executed and delivered by Seller) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Seller, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 4.5 No Conflicts. The execution, delivery and performance of this Agreement by Seller, and the Transactions, will not (a) violate any provision of the certificate of incorporation (or formation) or bylaws (or equivalent governing instruments) or other organizational documents of Seller, (b) result in default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation or acceleration under any note, bond, mortgage, indenture, license or agreement to which Seller is a party or which affects the Assets, (c) violate any judgment, order, ruling or decree applicable to Seller as a party in interest, or (d) violate any Laws applicable to Seller or any of the Assets, except any matters described in subsections (b) or (c) above which would not have a Material Adverse Effect.

Section 4.6 Capitalization. Seller has 1,000 shares of common stock, $1.00 par value per share (“Seller Common Stock”), issued and outstanding. All of the outstanding shares of Seller Common Stock are owned of record by the Seller Shareholders in the respective amounts set forth on Schedule 4.6. Other than with respect to the Seller Common Stock outstanding on the date hereof, there are no other equity securities of Seller outstanding and Seller is not a party to any contract or arrangement requiring Seller to issue any additional shares of Seller Common Stock or other equity securities to any Person.

Section 4.7 Liability for Brokers’ Fees. Purchaser shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Seller, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or any agreement or the Transactions.

Section 4.8 Foreign Person. Seller is not a “foreign person” within the meaning of Sections 1445 and 7701 of the Internal Revenue Code of 1986, as amended.

Section 4.9 Litigation. Except as disclosed on Schedule 4.9, there are no actions, suits or proceedings pending, or to Seller’s knowledge, threatened in writing, before any Governmental Body or arbitrator with respect to the Assets or that would materially impair Seller’s ability to perform its obligations under this Agreement.

Section 4.10 Taxes and Assessments. Except as disclosed on Schedule 4.10:

(a) All Taxes owed by Seller have been properly and timely paid;

(b) Seller has duly and timely filed all Tax Returns required to be filed by it and, subject to Seller’s right to amend such Tax Returns to correct any errors or oversights therein that would not have an adverse effect on Purchaser, all such Tax Returns were correct and complete. No claim has ever been made by an authority in a jurisdiction in which Seller does not file Tax Returns that Seller is or may be subject to taxation by that jurisdiction. There are no liens or encumbrances on any of the Assets for Taxes (other than for current Taxes not yet due and payable);

(c) No action, suit, Governmental Body proceeding or audit is now in progress or pending with respect to Seller, and Seller has not received written notice of any pending claim against it from any applicable Governmental Body for assessment of Taxes and no such claim has been threatened;

(d) Seller has not granted an extension of waiver of the statute of limitations applicable to any material Tax Return, which period has not yet expired. Seller has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency;

(e) To Seller’s knowledge, none of the Properties are deemed by agreement or applicable Law to be held by a partnership for federal income tax purposes;

(f) Seller is not a party to or bound by any Tax allocation or Tax sharing or indemnification agreement pursuant to which Purchaser is not also a party; and

(g) None of the transactions contemplated hereby are subject to withholding under Section 1445 of the Code or otherwise.

Section 4.11 Capital Commitments. Except as disclosed on Schedule 4.11 and other than with respect to any AFE to which Purchaser is also a party (whether generated by Purchaser or otherwise), there are no outstanding AFEs or other capital commitments to Third Parties binding on the Assets and could reasonably be expected to require expenditures by the owner of the Assets after the Effective Time in excess of $100,000 on an aggregated basis.

Section 4.12 Compliance with Laws. Seller has complied with and, to Seller’s knowledge, the Properties have been operated in compliance with all applicable Laws. To Seller’s knowledge, (a) the Wells have been drilled and completed within the limits permitted by all applicable Leases, the Contracts, applicable Laws, applicable regulations and pooling or unit orders and, (b) without limiting the foregoing, none of the Wells are subject to penalties on allowables after the Effective Time because of overproduction.

Section 4.13 Contracts. Schedule 4.13 sets forth a true and complete list of the Contracts (other than those Contracts to which both Seller and Purchaser are parties as of Closing) that can be reasonably expected to result in aggregate payments or receipts of revenue by Seller or more than $100,000 during the current or any subsequent year, including (i) any operating agreement, transportation and processing or similar contract or Hydrocarbon sales contract (in each case) that is not terminable without penalty on sixty (60) days’ or less notice or (ii) any indenture, mortgage, loan, credit or sale-leaseback or similar contract not terminated at or prior to Closing. The Contracts are in full force and effect as to Seller and, to Seller’s knowledge, each counterparty. Seller is not in default, and Seller has not received any written notice of default, under any Contract. There are no (i) Contracts with Affiliates of Seller which will be binding on the Assets after Closing (other than those Contracts to which both Seller and Purchaser are Parties as of Closing) or (ii) hedges, swaps, derivatives contracts or other similar instruments which will be binding on the Assets after Closing.

Section 4.14 Payments for Production. Except as disclosed on Schedule 4.14, Seller is not obligated to deliver Hydrocarbons, or proceeds from the sale thereof, attributable to the Properties at some future time without receiving payment therefor at or after the time of delivery.

Section 4.15 Imbalances. Except as disclosed on Schedule 4.15, there are no Imbalances with respect to the Properties arising from overproduction or underproduction or overdeliveries or underdeliveries or other imbalance arising at the wellhead, pipeline, gathering system, transportation system, processing plant or other location.

Section 4.16 Consents and Preferential Purchase Rights. Except as disclosed on Schedule 4.16, to Seller’s knowledge, the Assets are not subject to any preferential rights to purchase or required Third Party consents to assignment which may be applicable to the Transactions (except (a) consents and approvals of assignments by Governmental Bodies that are customarily obtained after Closing and (b) preferential purchase rights and required Third Party consents to assignment which are granted under any Contracts or other instruments under which both Seller and Purchaser are parties as of the Closing).

Section 4.17 Title. Seller has Defensible Title to the Leases and has not received written notice of any claim asserting the existence of a defect in title which, if successful, would result in a failure by Seller to have Defensible Title to any of the Leases and, except for the Permitted Encumbrances, the Assets are free and clear of all liens, claims, security interests, mortgages, charges and encumbrances. With respect to any Asset acquired by Seller directly from Purchaser, Seller has not assigned or transferred any of its right, title or interest in such Asset to any other Person since the acquisition of such Asset from Purchaser other than in connection with an assignment or transfer to which Purchaser was also an assigning or transferring party.

Section 4.18 Environmental.

(a) Seller has not entered into, and is not subject to, any pending consent order, consent decree, compliance order or administrative order pursuant to any Environmental Laws that relate to the future use of any of the Assets and that require any remediation or other change in the present condition of any of the Assets.

(b) Seller is not subject to any pending or, to Seller’s knowledge, threatened complaint or claim related to any non-compliance with Environmental Laws or Environmental Liabilities with respect to the Assets or to the release of any Hazardous Substances on or from any of the Assets.

(c) Seller and, to Seller’s knowledge, Seller’s predecessors-in-interest (with respect to the Properties) have not (i) committed any violation of any Environmental Law and, to Seller’s knowledge, there are no facts, conditions or circumstances in connection with, related to or associated with the Assets or the operations conducted thereon that could reasonably be expected to give rise to any claim or assertion that Seller, the Assets or any operations thereon are not in compliance with any Environmental Law or could reasonably be expected to give rise to any Environmental Liability or (ii) received any written notice from any Governmental Body alleging that any of Seller or Seller’s predecessors-in-interest is in violation of any Environmental Law.

(d) To Seller’s knowledge, there has not been any offsite disposal of Hazardous Substances arising out of the ownership or operation of the Assets.

(e) To Seller’s knowledge, there are not any facts, conditions or circumstances currently affecting the Assets that could result in Environmental Liabilities to the owner or operator thereof.

Section 4.19 Payments. Except as disclosed on Schedule 4.19, to Seller’s knowledge, all delay rentals, Pugh clause rentals or payments, royalties, shut-in royalties, overriding royalties, compensatory royalties and other payments due with respect to the Properties have been properly and correctly paid.

Section 4.20 Plugging and Abandonment. Seller has not received any notices or demands from Governmental Bodies or other Third Parties to plug or abandon any wells located on the Leases or the Units. To Seller’s knowledge, the wells located on the Leases and the Units that are neither in use for purposes of production or injection, nor temporarily suspended or temporarily abandoned in accordance with applicable Law, have been plugged and abandoned in accordance with applicable Law.

Section 4.21 Non-Consent Operations. With respect to Assets that are not operated by Purchaser, other than with respect to which Purchaser has also elected to be a non-consenting party under the terms of the applicable operating agreement, no operations are being conducted or have been conducted with respect to such Assets as to which Seller has elected to be a non-consenting party under the terms of the applicable operating agreement and with respect to which Seller has not yet recovered its full participation.

Section 4.22 Bankruptcy. There are no bankruptcy, insolvency, reorganization, receivership or similar proceedings pending against, being contemplated by or, to Seller’s knowledge, threatened against Seller.

Section 4.23 Purchase as Investment; No Reliance. Except as required by Section 368(a)(2)(G) of the Code with respect to the distribution of the Consideration to the Seller Shareholders in pursuance of the Seller Plan of Reorganization, Seller is acquiring the Purchaser Common Stock for its own account, for the purpose of investment only and not with a view toward, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling such Purchaser Common Stock, in violation of the applicable securities Laws. Seller agrees that the Purchaser Common Stock may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act of 1933, as amended (the “Act”), and any applicable state securities Laws, except under an exemption from such registration under the Act and such Laws. Seller and its Representatives have inspected and conducted such review and analysis (financial and otherwise) of Purchaser and its business and assets as desired by Seller. Seller and its owners are sophisticated in making investments of the sort contemplated by this Agreement. In determining to execute, deliver and perform its obligations under this Agreement, Seller has not relied on any representations or warranties of Purchaser or any affiliate, agent or other Representative of Purchaser of any kind or character, except the representations and warranties of Purchaser specifically set forth in this Agreement.

ARTICLE 5.

REPRESENTATIONS AND WARRANTIES OF SELLER SHAREHOLDERS

Section 5.1 Generally.

(a) Any representation or warranty qualified to the “knowledge of such Seller Shareholder” or “to such Seller Shareholder’s knowledge” or with any similar knowledge qualification is limited to matters within the Actual Knowledge of the individuals listed in Schedule 5.1.

(b) Such Seller Shareholder represents and warrants to Purchaser, as of the Execution Date and as of the Closing Date, the matters set out in Sections 5.2 through 5.9.

Section 5.2 Existence. To the extent such Seller Shareholder is not an individual, such Seller is duly organized and validly existing under the Laws of the state in which it was organized.

Section 5.3 Power. Such Seller Shareholder has the requisite power and legal capacity to enter into and perform this Agreement and consummate the Transactions.

Section 5.4 Authorization and Enforceability. The execution, delivery and performance of this Agreement and all documents required to be executed and delivered by such Seller Shareholder at Closing, and the performance of the Transactions, have been duly and validly authorized by all necessary action on the part of such Seller Shareholder. This Agreement has been duly executed and delivered by such Seller Shareholder (and all documents required hereunder to be executed and delivered by such Seller Shareholder at Closing will be duly executed and delivered by such Seller Shareholder) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of such Seller Shareholder, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 5.5 No Conflicts. The execution, delivery and performance of this Agreement by such Seller Shareholder, and the Transactions, will not (a) to the extent such Seller Shareholder is not an individual, violate any provision of any organizational or governing instrument of such Seller Shareholder, (b) result in default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation or acceleration under any note, bond, mortgage, indenture, license or agreement to which such Seller Shareholder is a party or which any of its properties or assets are bound, (c) violate any judgment, order, ruling or decree applicable to such Seller Shareholder as a party in interest, or (d) violate any Law or other restriction of any Governmental Body to which such Seller Shareholder is subject or by which such Seller Shareholder is bound or by which any of the properties or assets of such Seller Shareholder are bound, except any matters described in subsections (b) or (c) above which would not have a material adverse effect on such Seller Shareholder.

Section 5.6 Liability for Brokers’ Fees. Purchaser shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of such Seller Shareholder, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or any agreement or the Transactions.

Section 5.7 Litigation. There are no actions, suits or proceedings pending, or to such Seller Shareholder’s knowledge, threatened in writing, before any Governmental Body or arbitrator to which such Seller Shareholder is a party relating to this Agreement or the Transactions.

Section 5.8 Affiliate Ownership.

(a) Other than with respect to the Hamm Revocable Trust, no Affiliate of Harold G. Hamm holds of record or has beneficial ownership of any shares of Purchaser Common Stock.

(b) Other than with respect to Split Rail Estates, LLC, no Affiliate of Jeffrey B. Hume holds of record or has beneficial ownership of any shares of Purchaser Common Stock.

Section 5.9 Purchase as Investment; No Reliance. Such Seller Shareholder will be acquiring Purchaser Common Stock for its own account, for the purpose of investment only and not with a view toward, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling such Purchaser Common Stock, in violation of the applicable securities Laws. Such Seller Shareholder agrees that the Purchaser Common Stock acquired by it may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Act, and any applicable state securities Laws, except under an exemption from such registration under the Act and such Laws. Such Seller Shareholder has inspected and conducted such review and analysis (financial and otherwise) of Purchaser and its business and assets as desired by such Seller Shareholder. Such Seller Shareholder is (or, in the case of a trust, the trustee is) sophisticated in making investments of the sort contemplated by this Agreement. In determining to execute, deliver and perform its obligations under this Agreement, such Seller Shareholder has not relied on any representations or warranties of Purchaser or any affiliate, agent or other Representative of Purchaser of any kind or character, except the representations and warranties of Purchaser specifically set forth in this Agreement.

ARTICLE 6.

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Section 6.1 Generally.

(a) Any representation or warranty qualified to the “knowledge of Purchaser” or “to Purchaser’s knowledge” or with any similar knowledge qualification is limited to matters within the Actual Knowledge of the individuals listed in Schedule 6.1.

(b) Purchaser represents and warrants to Seller, as of the Execution Date and as of the Closing Date, the matters set out in Sections 6.2 through 6.13.

Section 6.2 Existence and Qualification. Purchaser is a corporation, validly existing, and in good standing under the Laws of the State of Oklahoma and is duly qualified, as and where required, to do business as a foreign corporation in the jurisdictions in which the Assets are located.

Section 6.3 Power. Purchaser has the requisite power to enter into and perform this Agreement and consummate the Transactions.

Section 6.4 Authorization and Enforceability. The execution, delivery and performance of this Agreement and all documents required to be executed and delivered by Purchaser at Closing, and the performance of the Transactions, have been duly and validly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser (and all documents required hereunder to be executed and delivered by Purchaser at Closing will be duly executed and delivered by Purchaser) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Purchaser, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 6.5 No Conflicts. The execution, delivery and performance of this Agreement by Purchaser, and the Transactions, will not (a) violate any provision of the certificate of incorporation or other organizational documents of Purchaser, (b) result in a default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license or agreement to which Purchaser is a party,

(c) violate any judgment, order, ruling, or decree applicable to Purchaser as a party in interest, or (d) violate any Laws applicable to Purchaser or any of its assets, except any matters described in subsections (b) or (c) above which would not have a material adverse effect on Purchaser.

Section 6.6 Liability for Brokers’ Fees. Seller shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Purchaser, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or any agreement or the Transactions.

Section 6.7 Litigation. There are no actions, suits or proceedings pending, or to Purchaser’s knowledge, threatened in writing, before any Governmental Body or arbitrator against Purchaser which are reasonably likely to materially impair Purchaser’s ability to perform its obligations under this Agreement or any document required to be executed and delivered by Purchaser at Closing.

Section 6.8 SEC Compliance. Purchaser is acquiring the Assets for its own account for use in its trade or business, and not with a view toward or for sale associated with any distribution thereof, nor with any present intention of making a distribution thereof within the meaning of the Act, and applicable state securities Laws.

Section 6.9 Independent Evaluation. Purchaser is knowledgeable of the oil and gas business and of the usual and customary practices of oil and gas producers, including those in the areas where the Assets are located. Further, Purchaser is a party capable of making such investigation, inspection, review and evaluation of the Assets as a prudent purchaser would deem appropriate under the circumstances including with respect to all matters relating to the Assets, their value, operation and suitability. In making the decision to enter into this Agreement and consummate the Transactions, Purchaser has relied upon the representations and warranties of Seller and the Seller Shareholders set forth in this Agreement, its own independent due diligence investigation of the Assets and the terms and conditions of this Agreement. No Actual Knowledge or deemed knowledge of Purchaser shall affect Purchaser’s ability to rely on the specific representations and warranties set forth herein.

Section 6.10 Consents, Approvals or Waivers. Purchaser’s execution, delivery and performance of this Agreement (and any document required to be executed and delivered by Purchaser at Closing) is not and will not be subject to any consent, approval, or waiver from any Governmental Body or other Third Party, except consents and approvals of assignments by Governmental Bodies customarily obtained after Closing.

Section 6.11 Bankruptcy. There are no bankruptcy, insolvency, reorganization, receivership or similar proceedings pending against, being contemplated by, or, to Purchaser’s knowledge, threatened against Purchaser.

Section 6.12 Qualification. Purchaser is qualified under applicable Law to own the Assets and has, or as of the Closing will have, complied with all necessary bonding requirements of Governmental Bodies required for Purchaser’s ownership or operation of the Assets.

Section 6.13 Tax Representations.

(a) Purchaser has no plan or intention to reacquire any of the Purchaser Common Stock to be issued under or in connection with the Transactions;

(b) Purchaser has no plans or intentions to sell or otherwise dispose of any of the Assets, except for dispositions made in the ordinary course of business or transfers described in Section 368(a) (2)(C) of the Code;

(c) Following the Transactions, Purchaser will use a significant portion of the Assets in the business of Purchaser;

(d) Purchaser does not own directly or indirectly, nor has it owned during the past five (5) years, directly or indirectly, any stock of Seller;

(e) Purchaser is not an investment company as defined in section 368(a)(2)(F) of the Code;

(f) The Purchaser Common Stock to be issued in the Transactions has the current right to vote in the election of corporate directors of Purchaser; and

(g) Purchaser has authorized the maximum issuance of 4,250,000 shares (adjusted as necessary based on the adjustments hereunder to the Unadjusted Purchase Price) of its Purchaser Common Stock to complete the Transactions.

ARTICLE 7.

COVENANTS OF THE PARTIES

Section 7.1 Access. Between the Execution Date and the Closing Date, Seller will give (and, for Properties that are not operated by Seller, if Purchaser so requests, will use its Reasonable Best Efforts to obtain permission from the operator with respect to such Properties to grant) Purchaser and its Representatives access to the Assets and access to and the right to copy, at Purchaser’s sole cost, risk and expense, the Records in Seller’s possession, for the purpose of conducting a reasonable due diligence review of the Assets. Purchaser shall be entitled to conduct a Phase I Environmental Site Assessment with respect to any of the Assets that are not operated by Purchaser and may conduct visual inspections and record reviews relating to such Assets, including their condition and compliance with Environmental Laws. In the event that the Phase I Environmental Site Assessment identifies any potential Environmental Defects, Purchaser will have the right to perform a Phase II Environmental Site Assessment of such Assets with respect to such Environmental Defects. Purchaser shall abide by Seller’s, and any Third Party operator’s, safety rules, regulations, and operating policies while conducting its due diligence evaluation of the Assets (provided that, upon request by Purchaser, Seller shall provide Purchaser with the content of such rules, regulations and policies prior to Purchaser’s due diligence evaluation). Any conclusions made from any examination done by Purchaser shall result from Purchaser’s own independent review and judgment. Purchaser acknowledges that, pursuant to its right of access to the Assets, Purchaser will become privy to confidential and other information of Seller and that such confidential information shall be held confidential by Purchaser in accordance with the terms of Section 7.3(b).

Section 7.2 Government Reviews. In a timely manner, Seller and Purchaser shall (a) make all required filings, prepare all required applications and conduct negotiations with each Governmental Body as to which such filings, applications or negotiations are necessary or appropriate in the consummation of the transactions contemplated hereby and (b) provide such information as each may reasonably request to make such filings, prepare such applications and conduct such negotiations.

Section 7.3 Public Announcements; Confidentiality.

(a) Seller shall not make any press release or other public announcement regarding the existence of this Agreement, the contents hereof or the transactions contemplated hereby without the prior written consent of Purchaser (collectively, the “Public Announcement Restrictions”). Purchaser may make a press release or public announcement and will provide Seller a draft of any such release or announcement and permit Seller to comment. The Public Announcement Restrictions shall not restrict disclosures to the extent (i) necessary for Seller to perform this Agreement (including disclosures to Governmental Bodies or Third Parties holding rights of consent or other rights that may be applicable to the transaction contemplated by this Agreement, as reasonably necessary to provide notices, seek waivers, amendments or termination of such rights, or seek such consents), (ii) required (upon advice of counsel) by applicable securities or other Laws or regulations or the applicable rules of any stock exchange having jurisdiction over the Parties or their respective Affiliates or (iii) that Seller has given the Purchaser a reasonable opportunity to review such disclosure prior to its release and no objection is raised. In the case of the disclosures described under subsections (i) and (ii) of this Section 7.3(a), Seller shall use its Reasonable Best Efforts to consult with Purchaser regarding the contents of any such release or announcement prior to making such release or announcement.

(b) Subject to Section 7.3(a), the Parties shall keep all information and data relating to this Agreement and the transactions contemplated hereby strictly confidential except for disclosures to Representatives of the Parties (in which event, the disclosing Party will be responsible for making sure that the Representatives keep such information and data confidential) and any disclosures required to perform this Agreement (collectively, the “Confidentiality Restrictions”). The Confidentiality Restrictions shall not restrict disclosures required (upon advice of counsel) by applicable securities or other Laws or regulations or the applicable rules of any stock exchange having jurisdiction over the Parties or their respective Affiliates.

Section 7.4 Operation of Business. Except (i) as to the matters set forth on Schedule 7.4, (ii) with respect to any actions that both Purchaser and Seller commit to undertake, or (iii) as otherwise approved by Purchaser, from the Execution Date until the Closing Date, Seller:

(a) will keep Purchaser informed of all material developments relating to the Assets;

(b) will conduct its business related to the Assets in the ordinary course consistent with Seller’s recent exploration and drilling program and other recent practices and in compliance with all applicable Laws;

(c) will not commit to any new operation (or incur any liabilities) with respect to the Assets in excess of $100,000 (individually) (net to Seller’s interest);

(d) will not terminate, amend or extend any Contracts or enter into any contracts which would have constituted a Contract if in effect on the date hereof;

(e) will not terminate, amend or modify any of the Leases;

(f) will maintain insurance coverage on the Assets presently furnished by Third Parties in the amounts and of the types presently in force;

(g) will use its Reasonable Best Efforts to maintain in full force and effect all Leases that are presently producing in paying quantities;

(h) will maintain all Permits, approvals, bonds and guaranties affecting the Assets, and make all filings that Seller is required to make under applicable Law with respect to the Assets;

(i) will not transfer, sell, hypothecate, encumber or otherwise dispose of any Properties or Equipment, other than (i) sales or dispositions of Hydrocarbon production in the ordinary course of business or any relinquishment of a Lease resulting from the expiration of such Lease in accordance with its terms and (ii) encumbrances that would be Permitted Encumbrances;

(j) will not (i) make, change or revoke any Tax election; (ii) change an annual accounting period; (iii) adopt or change any accounting method with respect to Taxes; (iv) file any amended Tax Return; (v) enter into any closing agreement; (vi) settle or compromise any Tax claim or assessment; or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment with respect to Taxes; in each case to the extent such action would adversely affect the Assets in any period after the Effective Time; and

(k) will not enter into an agreement with respect to any of the foregoing.

Requests for approval of any action restricted by this Section 7.4 shall be delivered to the following individual, which such individual shall have full authority to grant or deny such requests for approval on behalf of Purchaser:

Continental Resources, Inc.

8800 Calera Drive

Austin, Texas 78735

Attn: Mark Monroe, Chairman of the Special Committee

Purchaser’s approval of any action restricted by this Section 7.4 shall be considered granted within ten (10) days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in Seller’s notice) after Seller’s notice to Purchaser requesting such consent unless Purchaser notifies Seller to the contrary during that period. In the event of an emergency, Seller may take such action as a prudent operator would take and shall notify Purchaser of such action promptly thereafter.

Purchaser acknowledges Seller is not the operator of the Properties and, therefore, agrees to the extent the actions contemplated by the provisions of this Section 7.4 may only be taken by (or are the primary responsibility of) the operator of the Properties, the provisions of this Section 7.4 shall be construed to require only that Seller use its Reasonable Best Efforts to cause the operator(s) of the Properties to take such actions or render such performance within the constraints of the applicable operating agreements and other applicable agreements. In addition, for purposes of this Section 7.4, actions taken (or not taken) by Purchaser as the operator of any of the Assets shall be deemed to have been “approved by Purchaser”.

Section 7.5 Consents to Assignment and Preferential Rights to Purchase.

(a) Purchaser shall prepare and Seller shall send (i) notices to the holders of any required consents to assignment requesting consents to the Conveyances and (ii) notices to the holders of any applicable preferential rights to purchase or similar rights in compliance with the terms of such rights and requesting waivers of such rights. Any preferential purchase right must be exercised subject to all terms and conditions set forth in this Agreement, including the successful closing of this Agreement pursuant to Article 9 as to those Assets for which preferential purchase rights have not been exercised. The consideration payable under this Agreement for any particular Asset for purposes of preferential purchase right notices shall be the Allocated Value for such Asset. Seller shall use its Reasonable Best Efforts to cause such consents to assignment and waivers of preferential rights to purchase or similar rights (or the exercise thereof) to be obtained and delivered prior to Closing, provided that neither Seller nor Purchaser shall be required to make payments or undertake obligations to or for the benefit of the holders of such rights in order to obtain the required consents and waivers. Purchaser shall cooperate with Seller in seeking to obtain such consents to assignment and waivers of preferential rights.

(b) In no event shall there be included in the Conveyances any Asset for which a Specified Consent Requirement has not been satisfied. In cases in which the Asset subject to such a requirement is a Contract and Purchaser is assigned the Property or Properties to which the Contract relates, but the Contract is not transferred to Purchaser due to the unwaived Specified Consent Requirement, (i) Seller shall continue after Closing to use its Reasonable Best Efforts to obtain the consent so such Contract can be transferred to Purchaser upon receipt of the consent, (ii) the Contract shall be held by Seller for the benefit of Purchaser until the consent is obtained or the Contract has terminated and (iii) Purchaser shall pay all amounts due thereunder, perform all obligations thereunder and indemnify Seller against any Damages incurred or suffered by Seller as a consequence of remaining a party to such Contract until the consent is obtained or the Contract has terminated. In cases in which the Asset subject to a Specified Consent Requirement is a Property and the Third Party consent to the transfer of the Property is not obtained by Closing, the affected Property and the Assets related to that Property shall not be transferred at Closing and the Unadjusted Purchase Price shall be reduced by the Allocated Value of the Property and related Assets. If an unsatisfied Specified Consent Requirement with respect to which an adjustment is made under Section 3.2 is subsequently satisfied prior to the date that is 90 days after the Closing Date, a separate closing shall be held within five (5) Business Days thereof at which (A) Seller shall convey the affected Property and related Assets to Purchaser (or Purchaser’s designee) in accordance with this Agreement and (B) Purchaser (or Purchaser’s designee) shall pay to Seller the Transfer Consideration for such

Property and related Assets. If such Specified Consent Requirement is not satisfied within 90 days of the Closing Date, Seller shall have no further obligation to sell and convey such Property and related Assets and Purchaser shall have no further obligation to purchase, accept and pay for such Property and related Assets, and the affected Property and related Assets shall be deemed to be deleted from Exhibit A-1 and Exhibit A-2 (and the other applicable Exhibits and Schedules) to this Agreement for all purposes.

(c) If any preferential right to purchase any Assets is exercised prior to Closing, the Unadjusted Purchase Price shall be decreased by the Allocated Value for such Assets, and the affected Assets shall be deemed to be deleted from Exhibit A-1 and Exhibit A-2 (and the other applicable Exhibits and Schedules) to this Agreement for all purposes. Seller shall retain the consideration paid by the Third Party, and shall have no further obligation with respect to such affected Assets under this Agreement. Should a Third Party fail to exercise or waive its preferential right to purchase as to any portion of the Assets prior to Closing and the time for exercise or waiver has not yet expired, the affected Assets shall not be transferred at Closing and the Unadjusted Purchase Price shall be reduced by the Allocated Values of such Assets. If the applicable preferential purchase rights are waived or expire prior to the date that is 90 days after the Closing Date, a separate closing shall be held within five (5) Business Days thereof at which (i) Seller shall convey the affected Assets to Purchaser (or Purchaser’s designee) in accordance with this Agreement and (ii) Purchaser (or Purchaser’s designee) shall pay to Seller the Transfer Consideration for such Assets. If the applicable preferential purchase rights are not waived or have not expired within 90 days of the Closing Date, Seller shall have no further obligation to sell and convey such Assets and Purchaser shall have no further obligation to purchase, accept and pay for such Assets, and such Assets shall be deemed to be deleted from Exhibit A-1 and Exhibit A-2 (and the other applicable Exhibits and Schedules) to this Agreement for all purposes.

Section 7.6 Casualty or Condemnation Loss. If, after the Execution Date, but prior to the Closing Date, any portion of the Assets is damaged, destroyed or made unavailable or unusable for the intended purpose by fire or other casualty or is taken in condemnation or under right of eminent domain (each a “Casualty Loss”), Purchaser shall have, without prejudice to Section 8.2(e), the right, at its option, to (a) remove such portion of the Assets from the transactions contemplated hereunder and adjust the Unadjusted Purchase Price accordingly, or (b) proceed with the Closing, in which event, Seller shall cause the Assets adversely affected by any such individual Casualty Loss to be repaired or restored to at least their condition prior to such Casualty Loss, at Seller’s sole cost and expense, as promptly as reasonably practicable.

Section 7.7 Closing Efforts; Further Assurances.

(a) Each of Purchaser and Seller shall use their respective Reasonable Best Efforts to (i) take, or cause to be taken, all actions necessary or appropriate to consummate the Transactions and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement. In that regard, it is understood that the Assets are intended to include, subject to the reservations and conditions herein contained, all of Seller’s right, title, and interest, effective from and after the Effective Time, in and to the Assets, regardless of the omission of any lease, well or other property, errors in description, any correct or misspelled names or any transcribed or incorrect recording references, and that the Parties will take all such actions as are reasonably necessary to effect such sale, transfer and conveyance.

(b) After Closing, each Party agrees to take such further actions and to execute, acknowledge and deliver all such further documents as are reasonably requested by the other Party for carrying out the purposes of this Agreement or of any document delivered pursuant to this Agreement.

Section 7.8 Notification of Breaches. Between the Execution Date and the Closing Date:

(a) Purchaser shall provide prompt written notice to Seller of: (i) the occurrence, or failure to occur, of any event of which Purchaser has Actual Knowledge that causes or would be reasonably likely to cause any representation or warranty of Purchaser contained in this Agreement to be untrue or inaccurate in any material respect as of the Closing Date, and (ii) the failure of Purchaser to comply with or satisfy in any material respect any covenant or agreement to be complied with by it hereunder prior to or on the Closing Date, but in each case without prejudice to Seller’s rights under Article 11.

(b) Seller and each Seller Shareholder, as applicable, shall provide prompt written notice to Purchaser of: (i) the occurrence, or failure to occur, of any event of which Seller or such Seller Shareholder has Actual Knowledge that causes or would be reasonably likely to cause any representation or warranty of Seller or such Seller Shareholder, as applicable, contained in this Agreement to be untrue or inaccurate in any material respect as of the Closing Date, (ii) the failure of Seller to comply with or satisfy in any material respect any covenant or agreement to be complied with by it hereunder prior to or on the Closing Date, and (iii) the occurrence, or failure to occur, of any event of which Seller has Actual Knowledge that would be reasonably likely to cause a Material Adverse Effect, but in each case without prejudice to Purchaser’s rights under Article 11.

(c) If any of Purchaser’s, Seller’s or either Seller Shareholder’s representations or warranties is untrue or shall become untrue in any material respect between the Execution Date and the Closing Date, or if any of Purchaser’s or Seller’s covenants or agreements to be performed or satisfied prior to or on the Closing Date shall not have been so performed or satisfied in any material respect, but if such breach of representation, warranty, covenant or agreement shall (if curable) be cured by the Closing, then such breach shall be considered not to have occurred for all purposes of this Agreement.

Section 7.9 Title Defects; Environmental Defects.

(a) To assert a claim of a Title Defect, Purchaser must deliver a claim notice to Seller (each a “Title Defect Notice”) promptly after the discovery thereof, but in no event later than ten (10) Business Days prior to the Closing (such cut-off date being the “Title Claim Date”). Each Title Defect Notice shall be in writing and shall include (i) a description of the alleged Title Defect, (ii) the Lease or Well, as applicable, adversely affected by the Title Defect (each a “Title Defect Property”), (iii) the Allocated Value of each Title Defect Property, (iv) the documents upon which Purchaser relies for its assertion of a Title Defect and (v) the amount by which Purchaser believes the Allocated Value of each Title Defect Property is reduced by the alleged Title Defect (the “Title Defect Amount”).

(b) Seller shall have the right, but not the obligation, to attempt, at its sole cost, to cure on or before the third (3rd) Business Day prior to the Closing (the “Cure Deadline”) any Title Defects for which Seller has received a Title Defect Notice from Purchaser prior to the Title Claim Date. If any Title Defect is not cured or disputed by Seller prior to the Closing, subject to Section 7.9(g), there shall be a downward adjustment to the Unadjusted Purchase Price equal to the Title Defect Amount for such Title Defect and the affected Title Defect Property shall be transferred to Purchaser at Closing. If, prior to the Closing, the Parties cannot agree on (i) the proper and adequate cure for any such Title Defect, (ii) the Title Defect Amount or (iii) whether the alleged Title Defect constitutes a Title Defect, then the affected Title Defect Property shall be transferred to Purchaser at Closing and such dispute(s) (each a “Disputed Defect”) shall be finally and exclusively resolved in accordance with the provisions of Section 7.9(e). For purposes of determining the Initial Adjusted Purchase Price, subject to Section 7.9(g), the Unadjusted Purchase Price shall be adjusted downward by an amount equal to the Title Defect Amount alleged by Purchaser in the applicable Title Defect Notice for each such Disputed Defect; and any Disputed Defects that have not been cured, waived or otherwise resolved by the Parties prior to the Closing shall be exclusively and finally resolved in accordance with the provisions of Section 7.9(e).

(c) The Title Defect Amount resulting from a Title Defect shall be the amount by which the Allocated Value of the Title Defect Property adversely affected by such Title Defect is reduced as a result of the existence of such Title Defect and shall be determined in accordance with the following methodology, terms and conditions:

(i) if Purchaser and Seller agree on the Title Defect Amount, that amount shall be the Title Defect Amount;

(ii) if the Title Defect is a lien, encumbrance or other charge which is undisputed and liquidated in amount, then the Title Defect Amount shall be the amount necessary to be paid to remove the Title Defect from Seller’s interest in the affected Title Defect Property;

(iii) if the Title Defect reflects a discrepancy between (A) the Net Revenue Interest for the affected Title Defect Property and (B) the Net Revenue Interest stated in Exhibit A-2, then the Title Defect Amount shall be the product of the Allocated Value of such Title Defect Property multiplied by a fraction, the numerator of which is the amount of the Net Revenue Interest decrease and the denominator of which is the Net Revenue Interest stated in Exhibit A-2;

(iv) if the Title Defect reflects a discrepancy between (A) the Net Mineral Acres for the affected Lease and (B) the Net Mineral Acres stated in Exhibit A-1, the Title Defect Amount shall be the product of the Allocated Value of such Title Defect Property multiplied by a fraction, the numerator of which is the Net Mineral Acre decrease for such Title Defect Property and the denominator of which is the Net Mineral Acres of such Title Defect Property stated in Exhibit A-1;

(v) if the Title Defect is an Environmental Defect, the Title Defect Amount shall be the amount of the estimated reasonable, cost-effective response to correct or remediate the Environmental Defect (as of the Closing Date) in such a manner that is consistent with applicable Environmental Laws; and

(vi) if the Title Defect represents an obligation, encumbrance, burden or charge upon or other defect in title to the Title Defect Property of a type not described in subsections (ii), (iii), (iv) or (v) above, the Title Defect Amount shall be determined by taking into account all relevant factors, including the following: (i) the Allocated Value of the Title Defect Property, (ii) the portion of the Title Defect Property adversely affected by the Title Defect (and if the Title Defect affects less than all of the Net Mineral Acres covered by the affected Lease, the acres that are actually affected by such Title Defect), (iii) the legal effect of the Title Defect, (iv) the potential economic effect of the Title Defect over the life of the Title Defect Property, (v) the values placed upon the Title Defect by Purchaser and Seller, (vi) as to a gap in the chain of title, the effect of the passage of time since the date of the occurrence, fact or circumstance forming the basis of the Title Defect, and (vii) such other factors as are necessary to make a proper evaluation.

(d) Without prejudice to Purchaser’s rights under Article 11, it is understood and agreed that Environmental Defects shall constitute Title Defects for purposes of this Agreement (as is provided in the definition of the term “Title Defects” set forth Appendix A) and, as such, will be handled in accordance with, and in all instances will be subject to, the provisions of this Section 7.9(d) and the other applicable provisions of this Section 7.9.

(e) (i) Seller and Purchaser shall attempt to agree on all Title Defects and Title Defect Amounts prior to Closing. If Seller and Purchaser are unable to agree on Title Defects and Title Defect Amounts by the scheduled Closing, then Purchaser’s estimate of the Title Defect Amount associated therewith shall be used to determine the Initial Adjusted Purchase Price. If, prior to the Closing, Seller and Purchaser are unable to agree on an alleged Title Defect or Title Defect Amount (the “Disputed Title Matters”), the affected Title Defect Property shall be transferred to Purchaser at Closing and such dispute(s), and only such dispute(s), shall be exclusively and finally resolved in accordance with the following provisions of this Section 7.9. Purchaser shall provide to Seller by not later than the tenth (10th) day following the Closing a written description meeting the requirements of Section 7.9(a), together with all supporting documentation, of the Disputed Title Matters. By not later than ten (10) days after Seller’s receipt of Purchaser’s written description of the Disputed Title Matters, Seller shall provide to Purchaser a written response setting forth Seller’s position with respect to the Disputed Title Matters together with all supporting documentation.

(ii) By not later than ten (10) days after Purchaser’s receipt of Seller’s written response to Purchaser’s written description of the Disputed Title Matters, Purchaser may initiate a non-administered arbitration of any such dispute(s) conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent that such rules do not conflict with the terms of this Section, by written notice to Seller of any Disputed Title Matters (“Final Disputed Title Matters”) not otherwise resolved or waived that are to be resolved by arbitration (the “Title Arbitration Notice”).

(iii) The arbitration shall be held before a one member arbitration panel (the “Title Arbitrator”), determined in accordance with this Section 7.9(e)(iii). The Title Arbitrator shall be an attorney with at least ten (10) years of experience who has not personally and whose law firm has not provided services to any Party in the five (5) year period preceding such dispute and has relevant experience (A) in the case of Title Defects other than Environmental Defects, examining oil and gas titles in the jurisdictions in which the Assets are located and (B) in the case of Environmental Defects, as an environmental attorney practicing in the jurisdictions in which the Assets are located. Within two (2) days following Seller’s receipt of the Title Arbitration Notice, Seller and Purchaser shall each exchange lists of three (3) acceptable, qualified arbitrators. Within two (2) days following the exchange of lists of acceptable arbitrators, Seller and Purchaser shall select by mutual agreement the Title Arbitrator from their original lists of three (3) acceptable arbitrators. If no such agreement is reached within seven (7) days following the delivery of Title Arbitration Notice, the Oklahoma City, Oklahoma office of the American Arbitration Association shall select an arbitrator from the original lists provided by Seller and Purchaser to serve as the Title Arbitrator.

(iv) Within three (3) days following the selection of the Title Arbitrator, the Parties shall submit one copy to the Title Arbitrator of (A) this Agreement, with specific reference to this Section 7.9(e) and the other applicable provisions of this Section 7.9, (B) Purchaser’s written description of the Final Disputed Title Matters, together with the supporting documents that were provided to Seller, (C) Seller’s written response to Purchaser’s written description of the Final Disputed Title Matters, together with the supporting documents that were provided to Purchaser, and (D) the Title Arbitration Notice. Within five (5) days following such submissions, each of the Parties may submit one written response to the other applicable Party’s submission. The Title Arbitrator shall resolve the Final Disputed Title Matters based only on the foregoing submissions. Neither Purchaser nor Seller shall have the right to submit additional documentation to the Title Arbitrator nor to demand discovery on the other applicable Party.

(v) The Title Arbitrator shall make its determination by written decision within ten (10) days following Seller’s receipt of the Title Arbitration Notice (the “Arbitration Decision”). The Arbitration Decision shall be final and binding upon the Parties, without right of appeal. In making its determination, the Title Arbitrator shall be bound by the rules set forth in this Section 7.9. The Title Arbitrator may consult with and engage disinterested Third Parties to advise the Title Arbitrator, but shall disclose to the Parties the identities of such consultants. Any such consultant shall not have worked as an employee or consultant for a Party or its Affiliates during the five (5) year period preceding the arbitration nor have any financial interest in the dispute.

(vi) The Title Arbitrator shall act as an expert for the limited purpose of determining the specific disputed Title Defects and Title Defect Amounts and shall not be empowered to award damages, interest or penalties to a Party with respect to any matter.

(vii) Each Party shall each bear its own legal fees and other costs of preparing and presenting its case. Seller shall bear one-half and Purchaser shall bear one-half of the costs and expenses of the Title Arbitrator, including any costs incurred by the Title Arbitrator that are attributable to the consultation of any Third Party.

(viii) If, as a result of the Arbitration Decision, any amounts are determined to be owed by a Party, such amounts shall be accounted for in the final determination of the Adjusted Purchase Price pursuant to Section 9.4(b).

(ix) Any dispute over the interpretation or application of this Section 7.9(e) shall be decided by the Title Arbitrator with reference to the Laws of the State of Oklahoma.

(f) Should Seller discover that its ownership of any Well, as such ownership interest existed at and as of the Effective Date, entitles Seller to a larger Net Revenue Interest or a smaller Working Interest (without a corresponding decrease in Seller’s Net Revenue Interest) than that set forth on Exhibit A-2 so that Seller’s ownership interest in the Well, as such ownership interest existed at and as of the Effective Date, is greater than that set forth on Exhibit A-2 (a “Title Benefit”), then Seller shall have the right to notify Purchaser thereof on or before the Title Claim Date (and Purchaser agrees that if any of the persons listed on Schedule 6.1 discovers a Title Benefit on or before the Claim date, Purchaser agrees to notify Seller thereof). Any such notice (a “Title Benefit Notice”) must be made to Purchaser on or before the Title Claim Date and shall be in writing and shall include (i) a description of the alleged Title Benefit, (ii) the Well affected by the Title Benefit (each a “Title Benefit Property”), (iii) the Allocated Value of each Title Benefit Property, (iv) the documents upon which Seller relies for its assertion of a Title Benefit and (v) the amount by which Seller believes the Allocated Value of each Title Benefit Property is increased by the alleged Title Benefit (the “Title Benefit Amount”). For the avoidance of doubt, the effects of any non-consent elections made after the Effective Date will not be considered Title Benefits and shall not be included in the calculation of any Title Benefit Amount. The Title Benefit Amount resulting from a Title Benefit and any adjustments to the Unadjusted Purchase Price or any disputes relating thereto shall be determined by and in a manner consistent with the methodology, terms and conditions set forth in Sections 7.9(b), 7.9(c) and 7.9(e) for Title Defects and Title Defect Amounts.

(g) Notwithstanding anything to the contrary in this Agreement, in no event shall there be any adjustments to the Unadjusted Purchase Price unless the aggregate amount of all Title Defect Amounts net of all Title Benefit Amounts (the “Net Defect Amount”), or the aggregate amount of all Title Benefit Amounts, net of all Title Defect Amounts (the “Net Benefit Amount”), exceeds one and one half percent (1.5%) of the Unadjusted Purchase Price (the “Aggregate Deductible”), after which point, Seller or Purchaser (as may be the case) shall be entitled to adjustments to the Unadjusted Purchase Price, but only with respect to the amount by which the Net Defect Amount or the Net Benefit Amount exceeds the Aggregate Deductible.

Section 7.10 Maximum Purchaser Common Stock Issuance. Purchaser and Seller agree that the maximum number of shares of Purchaser Common Stock to be issued in connection with the Transactions shall be 4,250,000 (adjusted as necessary based on the adjustments hereunder to the Unadjusted Purchase Price).

Section 7.11 Seller Shareholder Voting. Each Seller Shareholder hereby agrees that at any meeting of the shareholders of Purchaser, including any adjournment, recess or postponement thereof, called by Purchaser for the purpose of approving the issuance of shares pursuant to the Transactions (the “Issuance Proposal”), it shall vote (or cause to be voted), in person or by proxy, all of the shares of Purchaser Common Stock held by such Seller Shareholder and any Affiliate of such Seller Shareholder in favor of the Issuance Proposal.

ARTICLE 8.

CONDITIONS TO CLOSING

Section 8.1 Seller’s Conditions to Closing. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by Seller) on or prior to Closing of each of the following conditions precedent:

(a) Representations. The representations and warranties of Purchaser set forth in Sections 6.2 through 6.7 and 6.9 shall be true and correct in all respects as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date which need only be true and correct on and as of such specified date). The other representations and warranties of Purchaser set forth in Article 5 shall be true and correct, in all material respects (except to the extent that a representation or warranty is qualified in terms of materiality), as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date which need only be true and correct on and as of such specified date);

(b) Performance. Purchaser shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;

(c) No Action. On the Closing Date, no injunction, order or award restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, or granting material damages in connection therewith, shall have been issued and remain in force, and no suit, action or other proceeding by a Third Party (including any Governmental Body) seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement, or seeking substantial damages in connection therewith, shall be pending before any Governmental Body or arbitrator;

(d) Governmental Consents. All material consents and approvals of any Governmental Body required for the transfer of the Assets from Seller to Purchaser as contemplated under this Agreement, except consents and approvals by Governmental Bodies that are customarily obtained after closing shall have been granted, or the necessary waiting period shall have expired, or early termination of the waiting period shall have been granted; and

(e) Qualification as a C Reorganization. The Transactions shall not fail to qualify as a reorganization under Section 368(a)(1)(C) of the Code as a result of a change of Law occurring after the date hereof.

(f) Deliveries. Purchaser shall deliver (or be ready, willing and able to deliver at Closing) to Seller duly executed counterparts of the documents and certificates to be delivered by Purchaser under Section 9.3.

Section 8.2 Purchaser’s Conditions to Closing. The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or wavier by Purchaser) on or prior to Closing of each of the following conditions precedent:

(a) Representations of Seller. The representations and warranties of Seller set forth in Sections 4.2 through 4.8, 4.10, 4.14, 4.17, 4.18, 4.19 and 4.22 shall be true and correct in all respects as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date which need only be true and correct on and as of such specified date). The other representations and warranties of Seller set forth in Article 4 shall be true and correct as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date which need only be true and correct on and as of such specified date), except for such breaches, if any, as would not, individually or in the aggregate, have a Material Adverse Effect (except to the extent that such representation or warranty is qualified in terms of materiality);

(b) Representations of Seller Shareholders. The representations and warranties of the Seller Shareholders as set forth in Article 5 shall be true and correct in all respects as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date which need only be true and correct on and as of such specified date);

(c) Performance. Seller shall have performed and observed all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date (except to the extent such covenant or agreement is qualified in terms of materiality);

(d) No Action. On the Closing Date, no injunction, order or award restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, or granting material damages in connection therewith, shall have been issued and remain in force, and no suit, action or other proceeding by a Third Party (including any Governmental Body) seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement, or seeking substantial damages in connection therewith, shall be pending before any Governmental Body or arbitrator;

(e) Governmental Consents. All material consents and approvals of any Governmental Body required for the transfer of the Assets from Seller to Purchaser as contemplated under this Agreement, except consents and approvals by Governmental Bodies that are customarily obtained after closing, shall have been granted, or the necessary waiting period shall have expired, or early termination of the waiting period shall have been granted;

(f) Casualty Losses. The sum of the Allocated Values of all Properties directly affected by Casualty Losses as of the third (3rd) Business Day before the date scheduled for Closing shall not exceed five percent (5%) of the Unadjusted Purchase Price;

(g) Shareholder Approval. A majority of the shares of Purchaser Common Stock present in person or represented by proxy and entitled to vote on the matter at any meeting of shareholders called by Purchaser for the purpose of approving the Issuance Proposal shall have affirmatively voted to approve the Issuance Proposal; provided that the total vote cast on the Issuance Proposal represents over 50% in interest of all securities entitled to vote on the Issuance Proposal. In addition, a majority of the issued and outstanding shares of Purchaser Common Stock held by shareholders other than the Insider Parties, the Hamm Parties or Jeff Hume or any of his Affiliates shall have affirmatively voted to approve the Issuance Proposal; and

(h) Deliveries. Seller and each Seller Shareholder shall deliver (or be ready, willing and able to deliver at Closing) to Purchaser duly executed counterparts of the documents and certificates to be delivered by Seller or such Seller Shareholder, as applicable, under Section 9.2.

ARTICLE 9.

CLOSING

Section 9.1 Time and Place of Closing. Consummation of the purchase and sale transaction as contemplated by this Agreement (the “Closing”), shall, unless otherwise agreed to in writing by Purchaser and Seller, take place at the offices of the Company located at 20 N. Broadway Avenue, Oklahoma City, Oklahoma, at 10:00 a.m., Central Time, on a date to be specified by the Parties, which date shall be no later than the first Business Day following the satisfaction of the conditions set forth in Section 8.2(g), or, if all conditions set forth in Article 8 (other than conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions at such time) have not yet been satisfied or waived, on the first Business Day following the date that all such conditions have been satisfied or waived, subject to the rights of the Parties under Article 10. The date on which the Closing occurs is herein referred to as the “Closing Date.”

Section 9.2 Obligations of Seller at Closing. At Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Purchaser of its obligations pursuant to Section 9.3, Seller shall deliver or cause to be delivered to Purchaser, among other things, the following:

(a) Counterparts of the Conveyance of the Assets, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices, duly executed by Seller and acknowledged before a notary public;

(b) With respect to Assets not operated by Purchaser, counterparts of the Letter-in-lieu covering the relevant Assets, duly executed by Seller;

(c) A certificate duly executed by an authorized officer of Seller, dated as of Closing, certifying on behalf of Seller that the conditions set forth in Section 8.2(a) and Section 8.2(c) have been fulfilled;

(d) A certificate duly executed by each Seller Shareholder or an authorized officer of such Seller Shareholder, as applicable, dated as of Closing, certifying on behalf of such Seller Shareholder that the condition set forth in Section 8.2(b) has been fulfilled;

(e) A certificate duly executed by the secretary or any assistant secretary of Seller, dated as of the Closing, (i) attaching, and certifying on behalf of Seller as complete and correct copies of, (A) the certificate of incorporation (or formation) and bylaws of Seller, in effect as of the Closing, (B) the resolutions of the Board of Directors (or body of similar power and authority) of Seller authorizing the execution, delivery, and performance by Seller of this Agreement and the transactions contemplated hereby and (C) any required approval by the Seller Shareholders of this Agreement and the transactions contemplated hereby and (ii) certifying the incumbency and true signatures of the officers who execute this Agreement and any other agreement, certificate or document related hereto or executed in connection herewith on behalf of Seller;

(f) An executed statement described in Treasury Regulation § 1.1445-2(b)(2) certifying that Seller is not a foreign person within the meaning of the Code;

(g) Counterparts of the Registration Rights Agreement, duly executed by Seller; and

(h) All other instruments, documents and other items reasonably necessary to effectuate the terms of this Agreement, as may be reasonably requested by Purchaser.

Section 9.3 Obligations of Purchaser at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Seller of its obligations pursuant to Section 9.2, Purchaser shall deliver or cause to be delivered to Seller, among other things, the following:

(a) Certificates representing the Consideration or, at Seller’s request, in lieu of delivering physical certificates, Purchaser shall cause its transfer agent to electronically transmit the Purchaser Common Stock constituting the Consideration to the Seller Shareholders on behalf of and in the name, place and stead of Seller (for the purpose of simplifying the immediate distribution of such shares by Seller to the Seller Shareholders), in the respective ownership percentages of the Seller Shareholders set forth on Schedule 4.6;

(b) Counterparts of the Conveyance of the Assets, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices, duly executed by Purchaser and acknowledged before a notary public;

(c) A certificate duly executed by an authorized officer of Purchaser, dated as of Closing, certifying on behalf of Purchaser that the conditions set forth in Section 8.1(a) and Section 8.1(b) have been fulfilled;

(d) Counterparts of the Registration Rights Agreement, duly executed by Purchaser; and

(e) All other instruments, documents and other items reasonably necessary to effectuate the terms of this Agreement, as may be reasonably requested by Seller.

Section 9.4 Determination of Adjusted Purchase Price.

(a) Not later than five (5) Business Days prior to the Closing Date, Purchaser shall prepare and deliver to Seller, using and based upon the best information available to Purchaser, a preliminary settlement statement (including such supporting documentation and other data as is reasonably necessary to provide a basis for the adjustments set forth therein) estimating the initial Adjusted Purchase Price after giving effect to all Unadjusted Purchase Price adjustments set forth in Section 3.2 (such estimate, the “Initial Adjusted Purchase Price”). As soon as reasonably practicable but not later than the third (3rd) Business Day following receipt of the preliminary settlement statement, Seller shall deliver to Purchaser a written report containing any changes that Seller proposes be made to such statement. The Parties shall undertake to agree on any disputed matters in the preliminary settlement statement no later than one (1) Business Day prior to the Closing Date. In the event the Parties cannot reach agreement within such period of time, any disputed matters shall be resolved in favor of Purchaser and shall be used for purposes of estimating the Initial Adjusted Purchase Price; provided however, Seller shall be entitled to raise the disputed matters in connection with the final settlement statement provided for in Section 9.4(b).

(b) As soon as reasonably practicable after the Closing but not later than the 90th day following the Closing Date, Purchaser shall prepare and deliver to Seller a statement setting forth the final calculation of the Adjusted Purchase Price and showing the calculation of each adjustment, based, to the extent possible, on actual credits, charges, receipts and other items before and after the Effective Time. Purchaser shall, at Seller’s request, supply reasonable documentation available to support any credit, charge, receipt or other item. As soon as reasonably practicable but not later than the 60th day following receipt of Purchaser’s statement hereunder, Seller shall deliver to Purchaser a written report containing any changes that Seller proposes be made to such statement. The Parties shall undertake to agree on the final statement of the Adjusted Purchase Price no later than 180 days after the Closing Date. In the event the Parties cannot reach agreement within such period of time, a Party may refer the remaining matters in dispute to the Dallas, Texas office of BDO, USA, LLP for review and final determination by arbitration and Purchaser and Seller shall execute such engagement, indemnity and other agreements as such accounting firm may reasonably require in connection with or as a condition to such engagement. The accounting firm shall conduct the arbitration proceedings in Oklahoma City, Oklahoma in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section. Purchaser and Seller shall cooperate diligently with any reasonable request of the accounting firm and furnish to the accounting firm such work papers and other documents and information relating to such objections as the accounting firm may reasonably request and are available to such Party (or its accountants). The accounting firm’s determination shall be made within thirty (30) days after submission of the matters in dispute and shall be final and binding on both Parties, without right of appeal. In determining the proper amount of any adjustment to the Unadjusted Purchase Price, the accounting firm shall not increase the Unadjusted Purchase Price more than the increase proposed by Seller nor decrease the Unadjusted Purchase Price more than the decrease proposed by Purchaser, as applicable. The accounting firm shall act as an expert for the limited purpose of determining the specific disputed matters submitted by the Parties and may not award damages or penalties to the Parties with respect to any matter. Seller and Purchaser shall each bear its own legal fees and other costs of presenting its case. Seller shall bear one-half and Purchaser shall bear one-half of the costs and expenses of the accounting firm. Within ten (10) days after the earlier of (i) the expiration of Seller’s 60-day review period without delivery of any written report or (ii) the date on which the Parties finally determine the Adjusted Purchase Price or the accounting firm finally determines the disputed matters, as applicable, (A) Purchaser shall pay to Seller the amount by which the final Adjusted Purchase Price exceeds the Initial Adjusted Purchase Price or (B) Seller shall pay to Purchaser the amount by which the Initial Adjusted Purchase Price exceeds the final Adjusted Purchase Price, as applicable. Any post-closing payment pursuant to this Section 9.4(b) will be paid in cash and shall bear interest from the Closing Date to the date of payment at the Prime Rate; and neither Party will be required to transfer Purchaser Common Stock as part of any such payments.

(c) Seller shall assist Purchaser in the preparation of the final statement of the Adjusted Purchase Price under Section 9.4(b) by furnishing invoices, receipts, reasonable access to personnel, and such other assistance as may be requested by Purchaser to facilitate such process post-Closing.

(d) All cash payments made or to be made under Section 9.4(b) shall be made by electronic transfer of immediately available funds. A Party receiving a cash payment hereunder shall designate the bank and account to which the wire payment is to be paid no later than 48 hours prior to the scheduled payment date.

ARTICLE 10.

TERMINATION

Section 10.1 Termination. This Agreement may be terminated at any time prior to Closing: (a) by the mutual prior written consent of Seller and Purchaser; (b) by the Board of Directors or Special Committee at any time; or (c) by either Party if Closing has not occurred on or before August 15, 2012; provided, however, that no Party shall be entitled to terminate this Agreement under this Section 10.1 if the Closing has failed to occur because such Party negligently or willfully failed to perform or observe in any material respect its covenants or agreements hereunder.

Section 10.2 Effect of Termination. If this Agreement is terminated pursuant to Section 10.1, this Agreement shall become void and of no further force or effect (except for the provisions of Sections 1.2, 4.7, 5.6, 6.6, 7.3, 13.2, 13.4 through 13.11, 13.13 and 13.15, Article 10 and Appendix A, which shall continue in full force and effect) and Seller shall be free immediately to enjoy all rights of ownership of the Assets and to sell, transfer, encumber or otherwise dispose of the Assets to any party without any restriction under this Agreement. Notwithstanding anything to the contrary in this Agreement, the termination of this Agreement under Section 10.1 shall not relieve a Party, subject to Section 13.11, from liability for any willful or negligent failure to perform or observe in any material respect any of its agreements or covenants contained herein which are to be performed or observed at or prior to Closing.

ARTICLE 11.

INDEMNIFICATION

Section 11.1 Indemnification.

(a) From and after the Execution Date with respect to Section 11.1(a)(i), and from and after the Closing with respect to Sections 11.1(a)(ii) through (iv), Purchaser shall indemnify, defend and hold harmless the Seller Group from and against all Damages incurred, suffered by or asserted against such Persons:

(i) caused by or arising out of or resulting from Purchaser’s and its Representatives’ access to the Assets under Section 7.1;

(ii) caused by or arising out of or resulting from the Assumed Purchaser Obligations;

(iii) caused by or arising out of or resulting from Purchaser’s breach of any of Purchaser’s covenants or agreements contained in Article 7; or

(iv) caused by or arising out of or resulting from any breach of any representation or warranty made by Purchaser contained in Article 6 or in the certificate delivered by Purchaser at Closing pursuant to Section 9.3(c);

EVEN IF SUCH DAMAGES ARE CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF THE SELLER GROUP.

(b) From and after Closing, the Seller Shareholders, jointly and severally, shall indemnify, defend and hold harmless the Purchaser Group from and against all Damages incurred, suffered by or asserted against such Persons:

(i) caused by or arising out of or resulting from the Retained Seller Obligations;

(ii) caused by or arising out of or resulting from Seller’s breach of Seller’s covenants or agreements contained in Article 7; or

(iii) caused by or arising out of or resulting from any breach of any representation or warranty made by Seller or the Seller Shareholders contained in Article 4 or Article 5, respectively, or in the certificate delivered by Seller or either Seller Shareholder at Closing pursuant to Section 9.2(c) or Section 9.2(d), respectively;

EVEN IF SUCH DAMAGES ARE CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF THE PURCHASER GROUP.

(c) Notwithstanding anything to the contrary contained in this Agreement, this Section 11.1 contains (without prejudice to the Parties’ respective rights in connection with

Sections 3.2 and 7.9) the Parties’ exclusive remedies against each other with respect to breaches of the representations, warranties, covenants and agreements of the Parties in Article 4, Article 5, Article 6 and Article 7 and the affirmations of such representations, warranties, covenants and agreements contained in the certificate delivered by each Party at Closing pursuant to Section 9.2(c), Section 9.2(d) or Section 9.3(c), as applicable.

(d) The indemnity of each Party provided in this Section 11.1 shall be for the benefit of and extend to each Person included in the Seller Group and the Purchaser Group, as applicable; provided, however, that any claim for indemnity under this Section 11.1 by any such Person must be brought and administered by a Party to this Agreement. No Indemnified Person (including any Person within the Seller Group and the Purchaser Group) other than Seller and Purchaser shall have any rights against either Seller or Purchaser under the terms of this Section 11.1 except as may be exercised on its behalf by Purchaser or Seller, as applicable, pursuant to this Section 11.1(d). Seller and Purchaser may elect to exercise or not exercise indemnification rights under this Section on behalf of the other Indemnified Persons affiliated with it in its sole discretion and shall have no liability to any such other Indemnified Person for any action or inaction under this Section.

Section 11.2 Indemnification Actions. All claims for indemnification under Section 11.1 shall be asserted and resolved as follows:

(a) For purposes hereof, (i) the term “Indemnifying Person” when used in connection with particular Damages shall mean the Person or Persons having an obligation to indemnify another Person or Persons with respect to such Damages pursuant to this Article 11 and (ii) the term “Indemnified Person” when used in connection with particular Damages shall mean the Person or Persons having the right to be indemnified with respect to such Damages by another Person or Persons pursuant to this Article 11.

(b) To make a claim for indemnification under Section 11.1, an Indemnified Person shall notify the Indemnifying Person of its claim under this Section 11.2, including the specific details of and specific basis under this Agreement for its claim (the “Claim Notice”). In the event that the claim for indemnification is based upon a claim by a Third Party against the Indemnified Person (a “Third Person Claim”), the Indemnified Person shall provide its Claim Notice promptly after the Indemnified Person has actual knowledge of the Third Person Claim and shall enclose a copy of all papers (if any) served with respect to the Third Person Claim; provided that the failure of any Indemnified Person to give notice of a Third Person Claim as provided in this Section 11.2 shall not relieve the Indemnifying Person of its obligations under Section 11.1 except to the extent such failure results in insufficient time being available to permit the Indemnifying Person to effectively defend against the Third Person Claim or otherwise prejudices the Indemnifying Person’s ability to defend against the Third Person Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement which was inaccurate or breached.

(c) In the case of a claim for indemnification based upon a Third Person Claim, the Indemnifying Person shall have thirty (30) days from its receipt of the Claim Notice to notify the Indemnified Person whether it admits or denies its obligation to defend the

Indemnified Person against such Third Person Claim under this Article 11. If the Indemnifying Person does not notify the Indemnified Person within such 30-day period whether the Indemnifying Person admits or denies its obligation to defend the Indemnified Person, it shall be conclusively deemed to have denied such indemnification obligation hereunder. The Indemnified Person is authorized, prior to and during such 30-day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Person and that is not prejudicial to the Indemnifying Person.

(d) If the Indemnifying Person admits its obligation, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Third Person Claim. The Indemnifying Person shall have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however that if such Third Person Claim can affect the Taxes or Tax position of the Indemnified Person, the Indemnified Person shall have the right to jointly control such defense and proceedings. If requested by the Indemnifying Person, the Indemnified Person agrees to cooperate in contesting any Third Person Claim which the Indemnifying Person elects to contest (provided, however, that the Indemnified Person shall not be required to bring any counterclaim or cross-complaint against any Person). Except as provided herein, the Indemnified Person may at its own expense participate in, but not control, any defense or settlement of any Third Person Claim controlled by the Indemnifying Person pursuant to this Section 11.2(d). An Indemnifying Person shall not, without the written consent of the Indemnified Person, settle any Third Person Claim or consent to the entry of any judgment with respect thereto which (i) does not result in a final resolution of the Indemnified Person’s liability with respect to the Third Person Claim (including, in the case of a settlement, an unconditional written release of the Indemnified Person) or (ii) may materially and adversely affect the Indemnified Person (other than as a result of money damages covered by the indemnity).

(e) If the Indemnifying Person does not admit its obligation or admits its obligation but fails to diligently defend or settle the Third Person Claim, then the Indemnified Person shall have the right to defend against the Third Person Claim (at the sole cost and expense of the Indemnifying Person, if the Indemnified Person is entitled to indemnification hereunder), with counsel of the Indemnified Person’s choosing, subject to the right of the Indemnifying Person to admit its obligation and assume the defense of the Third Person Claim at any time prior to settlement or final determination thereof. If the Indemnifying Person has not yet admitted its obligation to provide indemnification with respect to a Third Person Claim, the Indemnified Person shall send written notice to the Indemnifying Person of any proposed settlement and the Indemnifying Person shall have the option for ten (10) days following receipt of such notice to (i) admit in writing its obligation to provide indemnification with respect to the Third Person Claim and (ii) if its obligation is so admitted, reject, in its reasonable judgment, the proposed settlement. If the Indemnified Person settles any Third Person Claim over the objection of the Indemnifying Person after the Indemnifying Person has timely admitted its obligation in writing and assumed the defense of a Third Person Claim, the Indemnified Person shall be deemed to have waived any right to indemnity therefor.

(f) In the case of a claim for indemnification not based upon a Third Person Claim, the Indemnifying Person shall have thirty (30) days from its receipt of the Claim Notice to (i) cure the Damages complained of, (ii) admit its obligation to provide indemnification with respect to such Damages or (iii) dispute the claim for such indemnification. If the Indemnifying Person does not notify the Indemnified Person within such 30-day period that it has cured the Damages or that it disputes the claim for such indemnification, the Indemnifying Person shall be conclusively deemed obligated to provide such indemnification hereunder.

Section 11.3 Limitation on Actions.

(a) The respective representations and warranties of the Parties in Article 4, Article 5 and Article 6 and the respective covenants and agreements of the Parties in Article 7 and the corresponding representations and warranties given in the certificates delivered at Closing pursuant to Section 9.2(c), Section 9.2(d) and Section 9.3(c), as applicable, shall survive the Closing for a period of twelve (12) months, except that (i) the representations and warranties in Sections 4.2 through 4.8, Sections 5.2 through 5.6, and Sections 6.2 through 6.6 shall survive indefinitely, (ii) the representation and warranties in Section 4.10 shall survive Closing until 60 days after the expiration of the applicable statute of limitations, (iii) the representation and warranties in Section 4.18 shall survive Closing for a period of twenty-four (24) months, (iv) the representation and warranties in Section 6.13 shall survive Closing until the statute of limitations applicable to the Seller Shareholders closes the taxable year in which the Transactions occur, plus thirty (30) days, and (v) the covenants and agreements in Section 7.3 shall survive indefinitely. The remainder of this Agreement shall survive the Closing without time limit except (A) as may otherwise be expressly provided herein and (B) for the provisions of Article 12, which shall survive Closing until the applicable statute of limitations closes the taxable year to which the subject Taxes relate. Representations, warranties, covenants and agreements shall be of no further force and effect after the date of their expiration, provided that there shall be no termination of any bona fide claim asserted pursuant to this Agreement with respect to such a representation, warranty, covenant or agreement prior to its expiration date.

(b) The indemnities in Section 11.1(a)(iii), Section 11.1(a)(iv), Section 11.1(b)(ii) and Section 11.1(b)(iii) shall terminate as of the termination date of each respective representation, warranty, covenant or agreement that is subject to indemnification thereunder, except in each case as to matters for which a specific written claim for indemnity has been delivered to the Indemnifying Person on or before such termination date. The indemnities in Section 11.1(a)(i), 11.1(a)(ii) and Section 11.1(b)(i) shall continue without time limit.

(c) In no event shall any Indemnified Person be entitled to duplicate compensation with respect to the same Damage, liability, loss, cost, expense, claim, award or judgment under more than one provision of this Agreement and the various documents delivered in connection with the Closing.

Section 11.4 Exclusive Remedy. From and after the Closing, the sole and exclusive remedy for any breach or failure to be true and correct, or alleged breach or failure to be true and correct, of any representation or warranty or any covenant or agreement in this Agreement, other than in the event of fraud, shall be indemnification in accordance with this Article 11. Notwithstanding the foregoing, this Section 11.4 shall not operate to (i) interfere with or impede the operation of the provisions of Section 7.9 or Section 9.4 or (ii) limit the rights of the parties to seek equitable remedies (including specific performance or injunctive relief).

ARTICLE 12.

TAX MATTERS

Section 12.1 Tax Filings. From the Effective Time through the Closing Date, Seller shall be responsible for filing with the Tax authorities the applicable Tax Returns for Asset Taxes that are required to be filed on or before the Closing Date and paying the Taxes reflected on such Tax Returns as due and owing (provided that to the extent such Taxes relate to the periods from and after the Effective Time, such payment shall be on behalf of Purchaser, and promptly following the Closing Date, Purchaser shall pay to Seller any such Taxes; but only to the extent that such amounts have not already been accounted for under Sections 3.2 or 9.4(a)). Purchaser shall be responsible for filing with the appropriate Tax authorities the applicable Tax Returns for all Asset Taxes beginning on or after the Closing Date and paying the Taxes reflected on such Tax Returns as due and owing; provided, however, that in the event that Seller is required by applicable Tax Law to file a Tax Return with respect to such Taxes after the Closing Date which includes all or a portion of a Tax period for which Purchaser is liable for such Taxes, following Seller’s request, Purchaser shall promptly pay to Seller all such Taxes allocable to the period or portion thereof beginning on or after the Effective Time (but only to the extent that such amounts have not already been accounted for under Sections 3.2 or 9.4), whether such Taxes arise out of the filing of an original Tax Return or a subsequent audit or assessment of Taxes.

Section 12.2 Reimbursements. In the event that Purchaser or Seller makes any payment for which it is entitled to reimbursement under this Article 12 or under Section 2.6(g), the applicable Party shall make such reimbursement promptly but in no event later than ten (10) days after the presentation of a statement setting forth the amount of reimbursement to which the presenting Party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of the reimbursement.

ARTICLE 13.

MISCELLANEOUS

Section 13.1 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement. A Party’s delivery of an executed counterpart signature page by facsimile (or email) is as effective as executing and delivering this Agreement in the presence of the other Party. No Party shall be bound until such time as all of the Parties have executed counterparts of this Agreement.

Section 13.2 Notice. All notices and other communications which are required or may be given pursuant to this Agreement must be given in writing and in English and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by facsimile (with written confirmation of transmission), (iii) when received or rejected by the addressee if sent by registered or certified mail, postage prepaid, return receipt requested, or (iv) one Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a Party may have specified by notice given to the other Party pursuant to this provision):

If to Seller:

Wheatland Oil Inc.

P.O. Box 1032

Enid, OK 73702

Attn: Jeffrey B. Hume, President

Facsimile: (405) 234-9263

With a copy to (which shall not constitute notice):

Burleson LLP

Houston Pennzoil Place

700 Milam Street, Suite 1100

Houston, Texas 77002

Attention: Gary C. Johnson

Fax: (713) 358-1717

If to either Seller Shareholder:

P.O. Box 1032

Enid, OK 73702

Attn: Jeffrey B. Hume and Jim Van Stone

Facsimile: (405) 234-9263

If to Purchaser:

Continental Resources, Inc.

20 N. Broadway Avenue

Oklahoma City, Oklahoma 73102

Attn: Steven Owen, Sr. Vice President – Land

Facsimile: (405) 605-0836

With a copy to (which shall not constitute notice):

Continental Resources, Inc.

20 N. Broadway Avenue

Oklahoma City, Oklahoma 73102

Attn: Eric S. Eissenstat, Sr. Vice President, General Counsel and Secretary

Facsimile: (405) 605-0836

and

Continental Resources, Inc.

8800 Calera Drive

Austin, Texas 78735

Attn: Mark Monroe, Chairman of the Special Committee

and

Weil Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, Texas 75201

Attn: Glenn D. West, counsel to the Special Committee

Facsimile: (214) 746-7777

A Party may change its address for notice by notice to the other Party in the manner set forth above. All notices shall be deemed to have been duly given at the time of receipt by the Party to which such notice is addressed.

Section 13.3 Tax, Recording Fees, Similar Taxes & Fees. Purchaser shall bear any sales, use, excise, real property transfer or gain, gross receipts, goods and services, registration, capital, documentary, stamp or transfer Taxes, recording fees and similar Taxes and fees incurred and imposed upon, or with respect to, the property transfers or other transactions contemplated hereby. If such transfers or transactions are exempt from any such Taxes or fees upon the filing of an appropriate certificate or other evidence of exemption, Purchaser will timely furnish to Seller such certificate or evidence. Except as otherwise provided herein, all costs and expenses (including legal and financial advisory fees and expenses) incurred in connection with, or in anticipation of, this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses.

Section 13.4 Governing Law; Jurisdiction; Waiver of Trial by Jury.

(a) THIS AGREEMENT AND THE LEGAL RELATIONS BETWEEN THE PARTIES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF OKLAHOMA WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW WHICH WOULD REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

(b) THE PARTIES HEREBY IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN OKLAHOMA COUNTY, OKLAHOMA AND APPROPRIATE APPELLATE COURTS THEREFROM, AND EACH PARTY HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF A DISPUTE, CONTROVERSY OR CLAIM MAY BE HEARD AND DETERMINED IN SUCH COURTS. THE PARTIES HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAWS, ANY OBJECTION WHICH THEY MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUCH DISPUTE, CONTROVERSY OR CLAIM BROUGHT IN ANY SUCH COURT OR ANY DEFENSE OF INCONVENIENT FORUM FOR THE MAINTENANCE OF SUCH DISPUTE, CONTROVERSY OR CLAIM. EACH PARTY AGREES THAT A JUDGMENT IN ANY SUCH DISPUTE MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY APPLICABLE LAW. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY

RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY COURT PROCEEDING DESCRIBED IN THIS SECTION 13.4(b)). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH COURT PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.4(b).

Section 13.5 Waivers. Any failure by a Party to comply with any of its obligations, agreements or conditions herein contained may be waived by the Party to whom such compliance is owed by an instrument signed by such Party and expressly identified as a waiver, but not in any other manner. No waiver of, or consent to a change in, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in, other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

Section 13.6 Assignment. No Party shall assign all or any part of this Agreement, nor shall a Party assign or delegate any of its rights or duties hereunder, without the prior written consent of the other Party (which consent may be withheld for any reason) and any assignment or delegation made without such consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns.

Section 13.7 Entire Agreement. This Agreement (including, for purposes of certainty, the Appendix, Exhibits and Schedules attached hereto) and the documents to be executed hereunder constitute the entire agreement between the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof.

Section 13.8 Amendment. This Agreement may be amended or modified only by an agreement in writing executed by all Parties and expressly identified as an amendment or modification.

Section 13.9 No Third Party Beneficiaries. Nothing in this Agreement shall entitle any Person other than the Parties hereto to any claims, cause of action, remedy or right of any kind, except the rights expressly provided in Section 11.1 to the Persons described therein.

Section 13.10 Construction. The Parties acknowledge that (a) each Party has had the opportunity to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby, (b) this Agreement is the result of arms-length negotiations from equal bargaining positions and (c) each Party and their respective counsel participated in the preparation and negotiation of this Agreement. Any rule of construction that a contract be construed against the drafter shall not apply to the interpretation or construction of this Agreement.

Section 13.11 Limitation on Damages. NOTWITHSTANDING ANYTHING TO THE CONTRARY, EXCEPT IN CONNECTION WITH ANY DAMAGES INCURRED BY THIRD PARTIES FOR WHICH INDEMNIFICATION IS SOUGHT UNDER THE TERMS OF THIS AGREEMENT, NONE OF PURCHASER, SELLER, EITHER SELLER SHAREHOLDER OR ANY OF THEIR RESPECTIVE AFFILIATES SHALL BE LIABLE FOR ANY DAMAGES IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY THAT ARE NOT DIRECTLY AND ACTUALLY INCURRED BY SUCH PARTY.

Section 13.12 Recording. As soon as practicable after Closing, Purchaser shall record the Conveyance and other assignments, if any, delivered at Closing in the appropriate counties as well as with any appropriate governmental agencies and provide Seller with copies of all recorded or approved instruments.

Section 13.13 Conspicuous. EACH PARTY AGREES THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW TO BE EFFECTIVE, THE PROVISIONS IN THIS AGREEMENT IN BOLD-TYPE FONT ARE “CONSPICUOUS” FOR THE PURPOSE OF ANY APPLICABLE LAW.

Section 13.14 Delivery of Records. Seller, at Purchaser’s cost and expense, shall deliver the Records to Purchaser within ten (10) days following Closing.

Section 13.15 Severability. The invalidity or unenforceability of any term or provision of this Agreement in any situation or jurisdiction shall not affect the validity or enforceability of the other terms or provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction and the remaining terms and provisions shall remain in full force and effect, unless doing so would result in an interpretation of this Agreement which is manifestly unjust.

Section 13.16 Specific Performance. The Parties agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms, irreparable damage would occur, no adequate remedy at Law would exist and damages would be difficult to determine, and the Parties shall be entitled to specific performance of the terms hereof and immediate injunctive relief, without the necessity of proving the inadequacy of money damages as a remedy, in addition to any other remedy available at law or in equity.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties on the Execution Date.

SELLER:

Wheatland Oil Inc.

By:	/S/ JEFF HUME
Jeffrey B. Hume
President

PURCHASER:

Continental Resources, Inc.

By:	/S/ JOHN HART
John D. Hart
Chief Financial Officer

SELLER SHAREHOLDERS:

Revocable Inter Vivos Trust of Harold G. Hamm

By:	/S/ HAROLD HAMM
Harold G. Hamm
Trustee

/S/ JEFF HUME
Jeffrey B. Hume

APPENDIX A

ATTACHED TO AND MADE A PART OF THAT

CERTAIN REORGANIZATION AND PURCHASE AND SALE AGREEMENT,

DATED AS OF MARCH 27, 2012, BY AND AMONG SELLER AND PURCHASER

DEFINITIONS

“Act” has the meaning set forth in Section 4.23.

“Actual Knowledge” has the meaning set forth in Section 4.1(a).

“Adjusted Purchase Price” has the meaning set forth in Section 3.2.

“AFEs” means authorization for expenditures.

“Affiliate” means, with respect to any Person, any Person that directly or indirectly Controls, is Controlled by or is under common control with such Person.

“Aggregate Deductible” has the meaning set forth in Section 7.9(g).

“Agreement” has the meaning set forth in Preamble of this Agreement.

“Allocated Value” has the meaning set forth in Section 3.3.

“Arbitration Decision” has the meaning set forth in Section 7.9(e)(v).

“Asset Taxes” means ad valorem, property, excise, severance, production or similar taxes (including any interest, fine, penalty or additions to tax imposed by a Governmental Body in connection with such taxes) based upon operation or ownership of the Assets or the production of Hydrocarbons therefrom; but excluding, for the avoidance of doubt, income, capital gains or franchise taxes.

“Assets” has the meaning set forth in Section 2.2.

“Assumed Purchaser Obligations” means all obligations and liabilities (including Environmental Liabilities), known or unknown, with respect to the Assets and arising out of events occurring on or after the Effective Time, including obligations and liabilities arising out of events occurring on or after the Effective Time relating in any manner to the condition, use, ownership or operation of the Assets and further including obligations arising from events occurring on or after the Effective Time to (A) furnish makeup gas or settle Imbalances attributable to the Assets according to the terms of applicable gas sales, processing, gathering or transportation Contracts, (B) pay working interests, royalties, overriding royalties and other interest owners’ revenues or proceeds attributable to sales of Hydrocarbons produced from the Assets, (C) pay the proportionate share attributable to the Assets to properly plug and abandon any and all of the Wells, including those of the Wells that are temporarily abandoned, (D) pay the proportionate share attributable to the Assets to dismantle or decommission and remove any property and other property of whatever kind related to or associated with operations and

Appendix A-1

activities conducted by whomever on the Assets, (E) pay the proportionate share attributable to the Assets to abandon, clean up, restore or remediate the premises covered by or related to the Assets in accordance with applicable agreements and Laws and (F) pay the proportionate share attributable to the Assets to perform all obligations applicable to or imposed on the lessee, owner, or operator under the Leases and the Contracts, or as required by any Law including the payment of all Taxes for which Purchaser is responsible hereunder; but excluding, in all such instances, matters that are subject to indemnification pursuant to Sections 11.1(b)(ii) or 11.1(b)(iii).

“Board of Directors” means the board of directors of Continental Resources, Inc.

“Business Day” means each calendar day except Saturdays, Sundays, and Federal holidays.

“Casualty Loss” has the meaning set forth in Section 7.6.

“Central Time” means the central time zone of the United States of America.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., as amended.

“Claim Notice” has the meaning set forth in Section 11.2(b).

“Closing” has the meaning set forth in Section 9.1.

“Closing Date” has the meaning set forth in Section 9.1.

“Closing Share Number” means the quotient obtained by dividing the Initial Adjusted Purchase Price by the Closing Share Price.

“Closing Share Price” means the volume weighted average (rounded to two decimal places) of the daily sale prices for the shares of Purchaser Common Stock for the twenty (20) consecutive trading days on which such shares are actually traded and quoted on the New York Stock Exchange as reported by Bloomberg Financial Markets (or such other source as the Parties shall agree in writing) ending on and including the date that is 10 Business Days prior to the Purchaser Shareholder Meeting; provided, however, if (i) the Closing Share Price is less than $80.00, the Closing Share Price shall be deemed to be $80.00 and (ii) the Closing Share Price is greater than $87.18, the Closing Share Price shall be deemed to be $87.18.

“Closing Time” means 10:00 a.m., Central Time, on the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Restrictions” has the meaning set forth in Section 7.3(b).

“Consideration” has the meaning set forth in Section 3.1.

“Contracts” has the meaning set forth in Section 2.2(e).

Appendix A-2

“Control” means the ability to direct the management and policies of a Person through ownership of voting shares or other equity rights, pursuant to a written agreement, or otherwise. The terms “Controls” and “Controlled by” and other derivatives shall be construed accordingly.

“Conveyance” means the form of Conveyance attached hereto as Exhibit B.

“COPAS” has the meaning set forth in Section 2.7(a).

“Cure Deadline” has the meaning set forth in Section 7.9(b).

“Damages” means the amount of any actual liability, loss, cost, expense, claim, award or judgment incurred or suffered by any Person (to be indemnified under this Agreement) arising out of or resulting from the indemnified matter, whether attributable to personal injury or death, property damage, contract claims (including contractual indemnity claims), torts, or otherwise, including reasonable fees and expenses of attorneys, consultants, accountants or other agents and experts reasonably incident to matters indemnified against, and the costs of investigation or monitoring of such matters, and the costs of enforcement of the indemnity; provided, however, that the term “Damages” shall not include loss of profits or other consequential damages suffered by the Party claiming indemnification, or any punitive damages (except as otherwise provided herein).

“Defensible Title” means that record title of Seller with respect to each of the Leases and Wells, as applicable, that:

(i) with respect to the Wells, entitles Seller to receive Hydrocarbons within, produced, saved and marketed from each such Well throughout the duration of the productive life of the affected Well (after satisfaction of all royalties, overriding royalties, net profits interests or other similar burdens paid to Third Parties on or measured by production of Hydrocarbons, hereinafter “Net Revenue Interest”) of not less than the Net Revenue Interest shown on Exhibit A-2 for the affected Well, except to the extent modified by non-consent adjustments in the ordinary course of business after the Effective Time and in accordance with this Agreement;

(ii) with respect to the Wells, obligates Seller to bear costs and expenses relating to the ownership, maintenance, repair, development, operation and production of Hydrocarbons in respect of each Well (“Working Interest”) in an amount not greater than the Working Interest in respect such Well as set forth on Exhibit A-2, except to the extent modified by non-consent adjustments in the ordinary course of business after the Effective Time and in accordance with this Agreement or to the extent accompanied by at least a proportionate increase in Seller’s Net Revenue Interest of the affected Well;

(iii) with respect to the Leases, entitles Seller to no less than the Net Mineral Acres set forth on Exhibit A-1 for each such Lease; and

(iv) is free and clear of liens, encumbrances, obligations, or defects, except for the Permitted Encumbrances.

Appendix A-3

“Disputed Defect” has the meaning set forth in Section 7.9(b).

“Disputed Title Matters” has the meaning set forth in Section 7.9(e)(i).

“Effective Time” has the meaning set forth in Section 2.6(a).

“Environmental Defect” means any matter forming the basis of a breach of any of the representations and warranties set forth in Sections 4.18; provided that, with respect to Properties which Purchaser operates or which otherwise are owned in common by Seller and Purchaser, “Environmental Defects” shall not include any such defects that (i) arose as a result of Purchaser’s operations of the Properties or (ii) Purchaser, as buyer of such Properties, has expressly waived in writing or that Purchaser is deemed to have waived pursuant to the agreement by which Purchaser acquired its interest in such Properties (for the avoidance of doubt, other than in connection with this Agreement).

“Environmental Laws” means, as the same have been amended to the Execution Date, CERCLA, the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 1471 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; and the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j; and all similar Laws as of the Execution Date of any Governmental Body having jurisdiction over the property in question addressing pollution or protection of the environment and all regulations implementing the foregoing that are applicable to the operation and maintenance of the Assets.

“Environmental Liabilities” means any and all environmental response costs (including costs of remediation), damages, natural resource damages, settlements, consulting fees, expenses, penalties, fines, orphan share, prejudgment and post-judgment interest, court costs, attorneys’ fees and other liabilities incurred or imposed (i) pursuant to any order, notice of responsibility, directive (including requirements embodied in Environmental Laws), injunction, judgment or similar act (including settlements) by any Governmental Body or court of competent jurisdiction to the extent arising out of any violation of, or remedial obligation under, any Environmental Laws which are attributable to the ownership or operation of the Assets or (ii) pursuant to any claim or cause of action by a Governmental Body or other Person for personal injury, property damage, damage to natural resources, remediation or response costs to the extent arising out of any violation of, or any remediation obligation under, any Environmental Laws which is attributable to the ownership or operation of the Assets.

“Equipment” has the meaning set forth in Section 2.2(g).

“Excluded Assets” means (i) the Excluded Records, (ii) all Hydrocarbons produced from or attributable to the Leases, the Units or the Wells before the Effective Time and all products and proceeds attributable thereto, (iii) all trade credits, accounts receivable, notes receivable, take-or-pay amounts receivable and other receivables and general intangibles (including amounts in suspense), attributable to the Assets with respect to periods before the Effective Time, (iv) all liens and security interests in favor of Seller, whether choate or inchoate, under any law or

Appendix A-4

contract, to the extent arising from, or relating to, the ownership, operation, or sale or other disposition before the Effective Time of any of the Assets, (v) any claim of indemnity, contribution or reimbursement relating to the Retained Seller Obligations, (vi) all rights to audit the records of any Person and to receive refunds or payments of any nature, and all amounts of money, relating thereto, in each case, to the extent arising from, or relating to, the ownership, operation, or sale or other disposition before the Effective Time of the Assets, (vii) all intangible rights, inchoate rights, transferable rights under warranties made by prior owners, manufacturers, vendors and Third Parties, and rights accruing under applicable statute of limitation or prescription, to the extent related to or attributable to the Assets before the Effective Time, (viii) all claims, rights, demands, complaints, causes of action, suits, actions, judgments, damages, awards, fines, penalties, recoveries, settlements, appeals, duties, obligations, liabilities, losses, debts, costs and expenses (including court costs, expert witness fees and reasonable attorneys’ fees) in favor of Seller arising from acts, omissions or events, or damage to or destruction of the Properties occurring before the Effective Time (including items related to obligations comprising Retained Seller Obligations or which relate to matters for which Seller is otherwise required to provide indemnification to Purchaser hereunder), (ix) all rights and interests of Seller or its Affiliates (but only to the extent that Purchaser is not liable or otherwise responsible for the items underlying such rights and interests) (A) under any policy or agreement of insurance or indemnity agreement, (B) under any bond and (C) to any insurance or condemnation proceeds or awards, in each case, which are attributable to matters for which Seller is required to provide indemnification to Purchaser hereunder, (x) any Taxes, Tax refunds or Tax carry-forward amounts attributable to the Assets prior to the Effective Time or to Seller’s business generally, (xi) all geophysical and other seismic data, and other technical data and information, relating to the Assets to the extent that such geophysical and other seismic and related technical data and information is not transferable without payment of a fee or other consideration (provided that Seller has provided notice thereof to Purchaser, and Purchaser has not agreed to pay such fee or consideration), (xii) all of Seller’s proprietary computer software, patents, trade secrets, copyrights, names, trademarks and logos, (xiii) all data and Contracts that cannot be disclosed to Purchaser as a result of confidentiality arrangements under agreements with Third Parties (provided that Seller provides Purchaser with notice of such restrictions and uses its Reasonable Best Efforts to obtain a waiver of any such confidentiality restriction), (xiv) any items excluded from the transactions contemplated hereunder pursuant to the terms of this Agreement and (xv) any of the Assets excluded from the Transactions pursuant to the terms of Section 2.2(c), Section 7.5 or Section 7.6.

“Excluded Records” means (i) all corporate, financial, income and franchise Tax and legal records of Seller that relate to Seller’s business generally, (ii) any records to the extent disclosure or transfer is restricted by any Third Party license agreement, other Third Party agreement or applicable Law (provided that, if Purchaser’s records at the Execution Date do not contain evidence of such restrictions, Seller shall have provided notice of such restrictions to Purchaser), (iii) all legal records and legal files of Seller and all other work product of and attorney-client communications with any of Seller’s legal counsel (other than copies of (a) title opinions, (b) Contracts and (c) records and files with respect to any previous litigation matters relating to the Assets), (iv) personnel records, (v) records relating to the sale of the Assets, including bids received from and records of negotiations with Third Parties and (vii) any records with respect to the other Excluded Assets.

Appendix A-5

“Execution Date” has the meaning set forth in Preamble of this Agreement.

“Final Disputed Title Matters” has the meaning set forth in Section 7.9(e)(ii).

“GAAP” means U.S. generally accepted accounting principles.

“Gathering Systems” has the meaning set forth in Section 2.2(d).

“Governmental Body” means any instrumentality, subdivision, court, administrative agency, commission, official or other authority of the United States or any other country or any state, province, prefect, municipality, locality or other government or political subdivision thereof, or any quasi-governmental or private body exercising any administrative, executive, judicial, legislative, police, regulatory, taxing, importing or other governmental or quasi-governmental authority.

“Gross Mineral Acres” with respect to the oil and gas estate in lands covered by a Lease, means the total number of gross acres covered by such Lease.

“Hamm Parties” means Harold G. Hamm and any Affiliate of Harold G. Hamm.

“Hamm Revocable Trust” means that certain Revocable Inter Vivos Trust of Harold G. Hamm, under trust agreement dated April 23, 1984 (and subsequently amended and restated as of February 1, 2009).

“Hazardous Substances” means any pollutants, contaminants, toxic or hazardous substances, materials, wastes, constituents, compounds or chemicals that are requested by, or may form the basis of liability under any Governmental Laws, including asbestos-containing materials (but excluding any Hydrocarbons or NORM).

“Hydrocarbons” means oil, gas, condensate and other gaseous and liquid hydrocarbons or any combination thereof or products therefrom.

“Imbalances” means any imbalance at the wellhead between the amount of Hydrocarbons produced from any of the Wells and allocated to the interests of Seller therein and the shares of production from the relevant Well to which Seller was entitled, or at the pipeline flange (or inlet flange at a processing plant or similar location) between the amount of Hydrocarbons nominated by or allocated to Seller and the Hydrocarbons actually delivered on behalf of Seller at that point.

“Indemnified Person” has the meaning set forth in Section 11.2(a).

“Indemnifying Person” has the meaning set forth in Section 11.2(a).

“Initial Adjusted Purchase Price” has the meaning set forth in Section 9.4(a).

“Insider Parties” means the members of the Board of Directors and the executive officers of Purchaser, collectively.

“Issuance Proposal” has the meaning set forth in Section 7.11.

Appendix A-6

“Laws” means all Permits, statutes, rules, regulations, ordinances, orders, and codes of Governmental Bodies.

“Leases” has the meaning set forth in Section 2.2(a).

“Letter-in-lieu” means the form of Letter-in-lieu attached hereto as Exhibit D.

“Material Adverse Effect” means any material adverse effect on the ownership, operation or value of the Assets, as currently operated, taken as a whole; provided, however, that the term “Material Adverse Effect” shall not include material adverse effects resulting from general changes in Hydrocarbon prices, general changes in industry, economic or political conditions or general changes in Laws or in regulatory policies.

“Net Benefit Amount” has the meaning set forth in Section 7.9(g).

“Net Defect Amount” has the meaning set forth in Section 7.9(g).

“Net Mineral Acres” means, as computed separately with respect to each Lease, (i) the number of Gross Mineral Acres in the land covered by such Lease, multiplied by (ii) the undivided mineral interest in such lands covered by such Lease, multiplied by (iii) Seller’s Working Interest in such Lease.

“Net Non-op Wells” means, with respect to the Wells not operated by Purchaser, the sum of fractional Working Interests owned by Seller in such Wells, expressed as a whole number and fraction thereof.

“Net Operated Wells” means, with respect to the Wells operated by Purchaser, the sum of fractional Working Interests owned by Seller in such Wells, expressed as a whole number and fraction thereof.

“Net Revenue Interest” has the meaning set forth in the definition of the term “Defensible Title” in this Appendix A.

“Non-op Volume Amount” means, with respect to the Assets not operated by Purchaser, the amount determined by multiplying (i) the quotient obtained by dividing the amount determined under Section 3.2(a)(iv)(A) by the Net Operated Wells and (ii) the Net Non-op Wells.

“NORM” means naturally occurring radioactive material.

“Party” and “Parties” have the meanings set forth in the Preamble of this Agreement.

“Permits” means any permits, approvals or authorizations by, or filings with, Governmental Bodies.

Appendix A-7

“Permitted Encumbrances” means any or all of the following:

(i) royalties and any overriding royalties, net profits interests, free gas arrangements, production payments, reversionary interests and other similar burdens on production to the extent that the net cumulative effect of such burdens does not reduce Seller’s Net Revenue Interest below that shown in Exhibit A-2 or increase Seller’s Net Mineral Acres (due to an increase in working interest) above that shown in Exhibit A-1 without a proportionate increase in the Net Revenue Interest of Seller;

(ii) all unit agreements, pooling agreements, operating agreements, farmout agreements, Hydrocarbon production sales contracts, division orders and other contracts, agreements and instruments applicable to the Properties, to the extent that the net cumulative effect of such instruments does not reduce Seller’s Net Revenue Interest below that shown in Exhibit A-2 or increase Seller’s Net Mineral Acres (due to an increase in working interest) above that shown in Exhibit A-1 without a proportionate increase in the Net Revenue Interest of Seller;

(iii) required Third Party consents to assignments and similar transfer restrictions;

(iv) all rights to consent by, required notices to, filings with, or other actions by Governmental Bodies in connection with the sale or conveyance of the Assets or interests therein if they are not required or customarily obtained in the region where the Assets are located prior to the sale or conveyance;

(v) excepting circumstances where such rights have already been triggered, rights of reassignment arising upon final intention to abandon or release the Assets, or any of them;

(vi) easements, rights-of-way, covenants, servitudes, permits, surface leases, surface use agreements and other rights in respect of surface operations which do not prevent or adversely affect operations as currently conducted on the Properties covered by the Assets;

(vii) all rights reserved to or vested in any Governmental Bodies to control or regulate any of the Assets in any manner or to assess Tax with respect to the Assets, the ownership, use or operation thereof, or revenue, income or capital gains with respect thereto, and all obligations and duties under all applicable Laws of any such Governmental Body or under any franchise, grant, license or permit issued by any Governmental Body;

(viii) any lien, charge or other encumbrance on or affecting the Assets which is expressly waived, bonded or paid by Purchaser at or prior to Closing or which is discharged by Seller at or prior to Closing;

(ix) any other liens, charges, encumbrances, defects or irregularities which (a) do not, individually or in the aggregate, materially detract from the value of or materially interfere with the use or ownership of the Assets subject thereto or affected thereby, (b) would be accepted by a reasonably prudent purchaser engaged in the business of owning and operating oil and gas properties in the region where the Assets

Appendix A-8

are located and (c) do not reduce Seller’s Net Revenue Interest below that shown in Exhibit A-2 or increase Seller’s Net Mineral Acres (due to an increase in working interest) above that shown in Exhibit A-1 without a proportionate increase in the Net Revenue Interest of Seller; and

(x) with respect to Properties that Purchaser operates or which otherwise are owned in common by Seller and Purchaser, all liens, charges, encumbrances, defects or irregularities that Purchaser, as buyer of such Properties, has expressly waived in writing or that Purchaser is deemed to have waived pursuant to the agreement by which Purchaser acquired its interest in such Properties (for the avoidance of doubt, other than in connection with this Agreement).

“Person” means any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, Government Body or any other entity.

“Phase I Environmental Site Assessment” means an environmental site assessment performed pursuant to the American Society for Testing and Materials E1527 - 05, or any similar environmental assessment.

“Phase II Environmental Site Assessment” means a further assessment regarding a recognized environmental condition identified in Purchaser’s Phase I Environmental Site Assessment.

“Prime Rate” means the rate of interest published from time to time as the “Prime Rate” in the “Money Rates” section of The Wall Street Journal.

“Properties” has the meaning set forth in Section 2.2(d).

“Property Costs” means (i) all operating and production expenses (including costs of insurance, rentals, shut-in payments and royalty payments; customary title examination and curative actions associated with ongoing operations; Asset Taxes; and gathering, processing and transportation costs in respect of Hydrocarbons produced from the Properties) and capital expenditures (including costs of drilling and completing wells and costs of acquiring equipment) incurred in the ownership and operation of the Assets in the ordinary course of business, (ii) general and administrative costs with respect to the Assets and (iii) overhead costs charged to the Assets under the applicable operating agreement; but excluding, in all cases, liabilities, losses, costs, and expenses attributable to:

(a) claims, investigations, administrative proceedings, arbitration or litigation directly or indirectly arising out of or resulting from actual or claimed personal injury, illness or death; property damage; breach of contract (other than claims for payments owing under such contract in the ordinary course of business), improper calculation, reporting or payment of royalties; rights of action given under any statute or regulation, or violation of any Law; environmental damage or contamination; other torts; private rights of action given under any Law; or violation of any Law;

Appendix A-9

(b) obligations to plug and abandon any of the Properties or wells located on the Properties or dismantle or decommission facilities and restore and reclaim premises where operations related to the Properties have been conducted;

(c) any Environmental Defects or claims, investigations, administrative proceedings, arbitration or litigation directly or indirectly arising out of or resulting from Environmental Defects;

(d) costs and expenses related to obtaining Defensible Title with respect to any of the Leases;

(e) any lease renewal or extension obligations;

(f) Casualty Losses;

(g) depletion, depreciation, amortization and other noncash accounting entries;

(h) any claims for indemnification, contribution or reimbursement from any Third Party with respect to liabilities, losses, costs and expenses of the type described in preceding subsections (a) through (g), whether such claims are made pursuant to contract or otherwise; and

(i) any costs incurred by Seller in connection with any obligation of Seller to pay, reimburse or indemnify the Purchaser Group hereunder, which costs shall be the sole obligation of Seller.

“Public Announcement Restrictions” has the meaning set forth in Section 7.3(a).

“Purchaser” has the meaning set forth in the Preamble of this Agreement.

“Purchaser Common Stock” means the common stock, par value $0.01 per share, of Purchaser.

“Purchaser Group” means Purchaser, its current and former Affiliates, and each of their respective officers, directors, employees, agents, advisors and other Representatives.

“Purchaser Shareholders Meeting” means a meeting of the shareholders of Purchaser following the Execution Date held for the purpose of voting on the matters described in Section 8.2(f).

“Reasonable Best Efforts” means best efforts, to the extent commercially reasonable, provided, however, that “Reasonable Best Efforts” shall not include the obligation to expend money other than reasonable out-of-pocket costs and any costs or fees expressly required or provided for under any applicable contract under which such waiver, consent or approval is being sought or such notice is required to be given.

Appendix A-10

“Records” means originals to the extent available and otherwise copies of any files, records, maps, information, and data, whether written or electronically stored, with respect to the Assets, including: (i) land and title records (including abstracts of title, title opinions, and title curative documents); (ii) contract files; (iii) correspondence; (iv) operations, environmental, production, and accounting records; and (v) production, facility and well records and data.

“Registration Rights Agreement” means the form of Registration Rights Agreement attached hereto as Exhibit C.

“Representatives” means (i) partners, employees, officers, directors, members, equity owners and counsel of a Party or any of its Affiliates or any prospective purchaser of a Party or an interest in a Party; (ii) any consultant or agent retained by a Party or the parties listed in subsection (i) above; and (iii) any bank, other financial institution or entity funding, or proposing to fund, such Party’s operations in connection with the Assets, including any consultant retained by such bank, other financial institution or entity.

“Retained Seller Obligations” means (i) all obligations and liabilities (including Environmental Liabilities), known or unknown, with respect to the Assets and arising out of events occurring prior to the Effective Time, including obligations and liabilities arising out of events occurring prior to the Effective Time relating in any manner to the condition, use, ownership or operation of the Assets and further including obligations arising out of events occurring prior to the Effective Time to (A) furnish makeup gas or settle Imbalances attributable to the Assets according to the terms of applicable gas sales, processing, gathering or transportation Contracts, (B) pay working interests, royalties, overriding royalties and other interest owners’ revenues or proceeds attributable to sales of Hydrocarbons produced from the Assets, (C) pay the proportionate share attributable to the Assets to properly plug and abandon any and all of the Wells, including those of the Wells that are temporarily abandoned, (D) pay the proportionate share attributable to the Assets to dismantle or decommission and remove any property and other property of whatever kind related to or associated with operations and activities conducted by whomever on the Assets, (E) pay the proportionate share attributable to the Assets to abandon, clean up, restore or remediate the premises covered by or related to the Assets in accordance with applicable agreements and Laws and (F) pay the proportionate share attributable to the Assets to perform all obligations applicable to or imposed on the lessee, owner, or operator under the Leases and the Contracts, or as required by any Law including the payment of all Taxes for which Seller is responsible hereunder; and (ii) with respect to or arising from the Excluded Assets, regardless of time.

“Seller” has the meaning set forth in the Preamble of this Agreement.

“Seller Common Stock” has the meaning set forth in Section 4.6.

“Seller Group” means Seller, its current and former Affiliates (including the Hamm Revocable Trust), and each of their respective officers, directors, employees, agents, advisors and other Representatives.

“Seller Plan of Reorganization” means that certain Plan of Reorganization dated of even date herewith adopted by Seller to sell, assign and transfer substantially all of its assets to

Appendix A-11

Purchaser in exchange for Purchaser Common Stock and to distribute such stock (immediately upon receipt thereof) and other properties it receives, as well as its other properties after paying or making provision for the payment of any liabilities of Seller (within one (1) year of the Closing Date), to the Seller Shareholders in proportion to their ownership of Seller and to liquidate within such one (1) year period.

“Seller Shareholders” means the Hamm Revocable Trust and Jeffrey B. Hume.

“Special Committee” means the special committee established by the Board of Directors with respect to the transactions contemplated hereunder.

“Specified Consent Requirement” means a requirement to obtain a lessor’s or other Person’s prior consent to assignment of an interest in a Lease or other Property which provides that (i) such consent may be granted or withheld in the sole discretion of the Person holding the right (or words to similar effect), (ii) any purported assignment in the absence of such consent first having been obtained is void, (iii) the Person holding the right may terminate the affected Lease or other instrument creating Seller’s rights in the affected Property or (iv) the Person holding the right may impose additional conditions on the proposed assignee that involve the payment of money, the posting of collateral security or the performance of other obligations by the assignee that would not be required in the absence of Seller’s assignment of the affected Lease or other Property.

“Tax Return” means any return (including any information return), report, statement, schedule, notice, form, election, estimated Tax filing, claim for refund or other document (including any schedules, attachments thereto and amendments thereof) filed with or submitted to, or required to be filed with or submitted to, any Governmental Body with respect to any Tax.

“Taxes” means all federal, state, local, and foreign income, profits, franchise, sales, use, ad valorem, property, severance, production, excise, stamp, documentary, real property transfer or gain, gross receipts, goods and services, registration, capital, transfer, estimated or withholding taxes or other assessments, duties, fees or charges imposed by any Governmental Body, including any interest, penalties or additional amounts which may be imposed with respect thereto.

“Third Party” means any Person other than a Party to this Agreement or an Affiliate of a Party to this Agreement.

“Third Person Claim” has the meaning set forth in Section 11.2(b).

“Title Arbitration Notice” has the meaning set forth in Section 7.9(e)(ii).

“Title Arbitrator” has the meaning set forth in Section 7.9(e)(iii).

“Title Benefit” has the meaning set forth in Section 7.9(f).

“Title Benefit Amount” has the meaning set forth in Section 7.9(f).

“Title Benefit Notice” has the meaning set forth in Section 7.9(f).

Appendix A-12

“Title Benefit Property” has the meaning set forth in Section 7.9(f).

“Title Claim Date” has the meaning set forth in Section 7.9(a).

“Title Defect” means (i) an Environmental Defect or (ii) any lien, charge, encumbrance, obligation, defect, or other similar matter that, if not cured, causes Seller not to have Defensible Title in and to the Leases or Wells, as applicable.

“Title Defect Amount” has the meaning set forth in Section 7.9(a).

“Title Defect Notice” has the meaning set forth in Section 7.9(a).

“Title Defect Property” has the meaning set forth in Section 7.9(a).

“Transactions” means the transactions contemplated by this Agreement and by all documents required to be executed and delivered by Seller and Purchaser at Closing,

“Transfer Consideration” means the number of shares (with fractional shares handled in the same manner as set forth in the second sentence of Section 3.1) of Purchaser Common Stock determined by dividing the Allocated Value of the relevant Assets (as adjusted in accordance with Section 3.2) by the Closing Share Price.

“Unadjusted Purchase Price” has the meaning set forth in Section 3.1.

“Units” has the meaning set forth in Section 2.2(b).

“Wells” has the meaning set forth in Section 2.2(c).

Appendix A-13